SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM

Rio de Janeiro, January 15 2008.

To

Members of the Board of Directors of Tim Participações S.A.
C/C to the Audit Committee of Tim Participações S.A.

Dear Sirs:

The Administration of TIM Participações S.A. (“Company”), parent company of TIM Celular S.A. and TIM Nordeste S.A., hereby forwards the follow-up report on projects in progress referring to the Cooperation and Support Agreement entered into with Telecom Italia S.P.A., as approved at the meeting of the Board of Directors held on May 03 2007.

The projects have been followed up and validated by the respective responsible executive boards and management departments – which have issued reports and whose summaries are attached – and have also been subjected to final procedure validation by the PricewaterhouseCoopers third-party audit.

We list as follows the status of the base agreement as of December 2007:

Per Macro project:

Macro project	Value (k€)	YTD (k€)	YTD %	Balance (k€)
Outsourcing	7,918	7,918	100.00%	0
Plug & Play	5,035	4,607	91.50%	428
Consultancy	1,303	1,062	81.50%	241
Grand Total	14,256	13,587	95.31%	669

Per Executive Board:

Executive Board	Value (k€)	YTD (k€)	YTD %	Balance (k€)
Network	8,167	7,739	94.76%	428
IT	5,261	5,261	100.00%	0
Sales	475	277	58.32%	198
Marketing	323	280	86.69%	43
Regulatory	30	30	100%	0
Grand Total	14,256	13,587	95.31%	669

On the basis of the process and details exposed, the Administration understands that the works foreseen in each project have been carried out as per the preceding summary and that the values above are due, and for your information, communicates that it will be requesting of Telecom Italia S.P.A. the issuance of invoices for timely payment of the price referring to the services rendered up to the date mentioned.

With nothing further at this juncture, we remain at your disposal for any possible clarifications.

Yours sincerely,

Mario Cesar Pereira de Araujo

COOPERATION AND SUPPORT AGREEMENT

BY AND AMONG

TELECOM ITALIA S.P.A.

AND

TIM CELULAR S.A.
TIM NORDESTE S.A.

AND

TIM PARTICIPAÇÕES S.A.

DATED ________ MAY, 2007

2

COOPERATION AND SUPPORT AGREEMENT

This COOPERATION AND SUPPORT AGREEMENT (the "Agreement") entered into on the ___ day of May, 2007 by and among, on the one hand

I. TELECOM ITALIA S.P.A., an Italian corporation, with its head office located in the City of Milan, at Piazza Affari 2, 20123, registered with the Italian Register of Companies under number 00488410010 (hereinafter referred to as "TI"), and on the other hand,

II. TIM CELULAR S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of São Paulo, State of São Paulo, at Avenida Giovanni Gronchi, n° 7143, Brazil, registered with the National Register of Legal Entities (C.N.P.J.) under number 04.206.050/0001-80, (hereinafter referred to as "TIM CELULAR"); and TIM NORDESTE S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Jaboatão dos Guararapes, State of Pernambuco, at Av. Ayrton Senna da Silva, n° 1.633, Brazil, registered with the National Register of Legal Entities (C.N.P.J.) under number 01.009.686/0001-44, (hereinafter referred to as "TIM NORDESTE", and together with TIM CELULAR sometimes individually referred to as "Company" and jointly referred to as the "Companies").

and, as intervening party

III. TIM PARTICIPAÇÕES S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida das Américas, n° 3434, 7th floor, Brazil, registered with the National Register of Legal Entities – C.N.P.J. under number .558.115/0001 -21, ("TIM PART");

TI, TIM CELULAR and TIM NORDESTE shall each individually be referred to as a "Party" and collectively be referred to as the "Parties".

WITNESSETH

WHEREAS, TI is one of the majors and a leading telecommunication company with operations in the telecommunication fields in the Italian, Latin American and Mediterranean basin markets, and is the parent company in Telecom Italia Group;

WHEREAS, TI is constantly devoting efforts and investments focusing on the development and evolvement of its wide and deep experience in the telecommunication sector, being strongly oriented towards innovation in the performance of telecommunication services;

3-

WHEREAS, the Companies are part of the Telecom Italia Group, wholly owned subsidiaries of TIM Participações S.A. and provide telecommunication services in Brazil and are continuously working to enhance their services' quality and increase their customers' satisfaction;

WHEREAS, a cooperation among TI and the Companies may add value to the Companies' business as the Companies will be able to benefit from TI extensive successful skills and experience; and

WHEREAS, accordingly Companies wish to cooperate with TI in order to receive from TI and TI wishes to provide Companies with services and licenses based upon TI's successful expertise in some core areas of the telecommunication business, in accordance with and subject to the prices, terms and conditions hereinafter set forth;

Now, THEREFORE, in consideration of the mutual promises and covenants contained herein, the Parties hereto agree as follows:

SECTION I
DEFINITIONS

1.1 The following capitalized terms as used in this Agreement shall have the meanings ascribed to them in this Section 1.1:

i. "Affiliate" shall mean a Person which is either (i) controlling, (ii) controlled, or (iii) under the common Control of another Person.

ii. "Agreement" means this Cooperation and Support Agreement.

iii. "Annexes" shall mean the annexes to this Agreement.

iv. "Business Days" means 9:00 am – 6:00 pm Brazilian time, excluding weekends and national holidays in Brazil and/or in Italy.

v. "Confidential Information" shall have the meaning set forth in Section 11.1.

vi. "Area Manager" shall have the meaning set forth in Section 7.1.

vii. "Control" shall mean the power of a Person (whether acting solely or in concert with (i) one or more of its Affiliates, and/or (ii) one or more other Persons (each such other person being a joint control partner)) to secure that the affairs of another Person are conducted directly or indirectly in accordance with the wishes of that Person whether by means of being entitled to exercise more than 50 (fifty) percent of the voting rights, or by having the right to appoint or remove a majority of the directors (or Persons performing similar functions) or otherwise control the votes at governing bodies' meetings of that Person by virtue of any powers conferred by the by-laws, voting agreement or any other agreement or understanding; for these purposes, "persons acting in concert", in relation to a Person, are Persons who actively co-operate, pursuant to an agreement or understanding with a view of obtaining or consolidating joint control of that Person.

4

viii. "Companies' Property" shall have the meaning set forth in Section 9.1.

ix. "Consultancy Services" means those services rendered by TI with the aim of advising the Companies on any subject of the Project Areas where TI has a specific and advanced experience.

x. "Damages" shall have the meaning set forth in Section 6.3.

xi. "Disputes" shall have the meaning set forth in. Section 10.2.

xii. "Effective Date" shall mean January 2nd, 2007.

xiii. "Execution Date": shall mean the date on which the Parties have entered into this Agreement as indicated in the preamble.

xiv. "Force Majeure" shall have the meaning set forth in Section 11.5.

xv. "Information Technology" or simply "IT" shall mean hardware software, applications, solutions, devices, platforms, systems in the field of Information and Communication Technology (ICT) including, without limitation those of the foregoing applicable in the rendering of telecommunications services, including pre-paid services, post-paid services and related billing platforms;.

xvi. "Initial Term" shall have the meaning set forth in Section 8.1.

xvii. "Intellectual Property Rights" or "IPR" means any and all rights to inventions, works, products, know-how, information, data, secrets, graphics, techniques, methods, processes, formulae, findings, concepts, ideas, drawings, designs, schematics, architectures, interfaces, software (in any language and/or code version, including source codes, listings, and/or binary executable codes), documentation,), business names, product designations, logos, marks, in existence as of the Effective Date or developed or conceived thereafter, and whether or not reduced to practice and/or incorporated in any tangible support, including without limitation patents, copyrights, rights to models (including utility models and ornamental models) trademarks, trade secrets, mask work rights, data base rights, and any and all other industrial and/or intellectual property rights and other proprietary rights arising or subsisting on the Effective Date or thereafter under the laws of any country and any jurisdiction, in each case whether registered or unregistered, and together with all rights to the grant of and applications for the same; corresponding applications, re-issues, extensions, divisions and continuations of the aforesaid; and rights in the nature of unfair competition rights and rights to sue for passing off; and all similar and analogous rights.

5

xviii. "Network" means the network telecommunications environment allocated in the rendering of telecommunication services, including, without limitation, gateways, structure switching equipment, cell site transceiver equipment and other equipment and systems, owned, operated and/or managed by any of the Companies.

xix. "Parties" shall have the meaning set forth in the Recitals.

xx. "Party" shall have the meaning set forth in the Recitals.

xxi. "Person" means any natural person, corporation, partnership, limited liability company or other entity.

xxii. "Project" shall mean a set of combined activities based upon certain expertise, knowledge and experience therefore detained by TI, and which related implementation is focused on the achievement of some pre-defined results with the purposes of benefiting the Companies in performance of telecommunication services business, as detailed in Section III.

xxiii. "Project Area" shall have the meaning set forth in Section 3.1.

xxiv. "Project Effective Date": shall mean the respective implementation starting date.

xxv. Project Execution Date shall have the meaning set forth in Section 3.3.1

xxvi. "Project Price" shall have the meaning set forth in Section 5.2.

xxvii. "Project Form" shall have the meaning set forth in Section 3.3.

xxviii. "Project Leader" shall have the meaning set forth in Section 3.6.2.

xxix. "Projects' Price Cap" shall have the meaning set forth in Section 5.1.

xxx. "Project Team" shall have the meaning set forth in Section 3.6.

xxxi. "Remote Platform Services" means such information technology services provided by TI to the Companies in a remote way by means of a platform based in Italy or in any other place, different to the Companies premises, which is deemed suitable by TI to the end of the service provision.

6-

xxxii. "Service Level Agreement" or "SLA" means a set of quality and/or perfoiniance standards that shall be observed and achieved by TI in the implementation of a certain Project.

xxxiii. "Software" means a machine readable object code product/program owned, controlled, developed, licensed or provided by TI under this Agreement and/or its Annexes.

xxxiv. "Term" shall mean the Initial Term and/or any renewal or extention thereof according to Section 8.8.1.

xxxv. "Territory" means the Federative Republic of Brazil.

xxxvi. "Third Party" means, except for an Affiliate of a Party, any Person not a party to this Agreement.

xxxvii. "TI Foreground IPR" shall have the meaning set forth in Section 9.3.

xxxviii. "TI Property" shall have the meaning set forth in Section 9.2.

xxxix. "Work Site" shall have the meaning set forth in Section 3.5.

SECTION II
COOPERATION AND SUPPORT

2.1 Projects. This Agreement provides for the general terms and conditions whereby certain Projects will be mutually implemented within the cooperation contemplated herein and may include, without limitation, the provision of development, consultancy, support assistance services, the granting of license with respect to Software or other items or service deliverables, including by way of example and not of limitation, those in the Project Areas set forth in Section 3.1 below, by TI to Companies

SECTION III
PROJECTS

3.1 Project Areas. Main specifications regarding the scope of Projects to be agreed among the Parties, from time to time, are in reference to the following areas ("Project Area"), as deeply described in the following Annexes:

i. Information Technology – Annex I
ii. Network – Annex II
iii. Marketing and sales (which will include also customer operations and regulatory matters).– Annex III

7

3.1.1 Prior to the execution of this Agreement the Companies and TIM Part have been provided by TI with a road-map with summarized information on all features, functions, services and/or products that TI estimates to develop or to be able to provide to the Companies (including affected areas, possible benefits that may arise in connection therewith, related implementation timelines, as well as planned total costs), aiming at allowing an evaluation of the Companies of possible Projects to be elected by them during the Initial Term ("Road Map"). The Road-Map has been prepared by TI in consultation with TIM Part and each of the Companies and constitutes the basis on which the Projects' Price Cap set forth in art. 5.1 below has been jointly build up by the Parties. By executing and delivering this Agreement the Parties express their agreement upon the Road Map which is enclosed hereby as Annex VII. During the Initial Term the Companies may elect, from time to time, to propose the implementation of any Project they consider necessary for the evolvement of their business activities provided, however, that such Projects fall within the road-map agreed by the Parties and the Price of all the Projects fall, in aggregate, within the Projects' Price Cap.

3.1.2 Notwithstanding the provisions of Section 3.1.1 above, in order for the Companies to have access to certain benefits generated by TI performance results arising from innovative features, techniques and/or expertise in connection with a certain activity, in the event TI – subsequent to the presentation of the roadmap pursuant to 3.1.1 above - experiences and/or develops or offers any new features, functions, services and/or products related to any of the Project Areas, which in TI' s reasonable opinion may be useful for the Companies, TI will deliver to the Companies a summary report containing a list and a description of applicable Software or other deliverables pertaining to said features, functions, services and/or products, which TI is willing to license to Companies hereunder and corresponding Project proposals and quotations therefor.

3.2 Specific Terms and Conditions. Provisions of Annexes IV and V shall apply and govern the Parties relationship regarding Projects contemplating, respectively, the license of Software and the provision of the related IT services (Annex IV) and the provision of Remote Platform Services (Annex V), irrespective of the Project Area which the specific Project pertain to.

3.3 Project Form. Upon any Companies' election of a Project proposal pursuant to Section 3.1, the Parties shall mutually agree on the specifications and the detailed terms and conditions for the implementation of said elected Project in a related "Project Form", in the format of Annex VI, defining among other provisions:

i. Project Area
ii. Parties to the Project

8

iii. Project Identification (number and name)
iv. Scope/ deliverables/ Software to be licensed/services to be provided
v. total number of man /days, if applicable
vi. Project Price (deriving from consultancy fee; license fees and/or royalties for the license of software / revenue sharing criteria) and terms of payment thereof.
vii. travel expenses responsibility and cap, if applicable
viii. Project Team
ix. Project Leader
x. Work Site
xi. Technical specifications, including parameters and information on the launch/full implementation test and validation
xii. Project milestones, deliverables and chronogram, if applicable
xiii. Warranty, if applicable
xiv. SLA, if applicable
xv. Other specific terms and conditions
xvi. Project Effective Date
xvii. Project Execution Date

Each Project Form shall contain the general common items identified herein, but can however contain those additional headings, terms and conditions and matters that the Parties may deem useful or necessary to contemplate, from time to time, in light of the specific Project and consequent activities to be carried out by the Parties.

3.3.1 Project Forms shall enter into force and be binding to the Parties only upon signature of the authorized representative of each of the Parties ("Project Execution Date").

3.3.2 Unless explicitly stated otherwise therein, each Project Form will be governed by the terms of this Agreement and the specific teens and conditions set out in its Annexes to the extent applicable and depending on the Project agreed from time to time by TI and the Companies. It is hereby understood that in case of discrepancy amongst the provisions contained in the Agreement and/or the terms and conditions contemplated in each applicable Annex and/or Project Form, the prevailing provision will be identified according to the following hierarchical scale:

(1) Project Form;
(2) Annex;
(3) Agreement.

3.4 High Quality Standard of Project Implementation and SLA. Projects will be implemented by TI in compliance with the parameters and standards contained in the related Project Form. In performing the related activities thereunder, TI shall provide the Companies with high quality services according to international standards and with the benefit of TI' s best judgment and efforts. Any failure, imperfection and/or deficiency of TI in connection thereunder shall be addressed and solved according to the timing and procedures established therein.

9

3.4.1 TI shall endeavor its best efforts to implement agreed Projects in accordance with the SLA set forth in the related Project Form. Any problem related to the implementation of a certain Project shall be addressed according to the procedures as established in the SLA. Without prejudice to the foregoing, in the event TI fails to maintain, or experiences interruption in any implementation, TI shall make commercially reasonable efforts to restore its performance as quickly as reasonable possible under the circumstances. , TI shall monitor its activities to ensure that all impacting incidents are detected and addressed as quickly as possible and shall immediately inform the Companies accordingly.

3.5 Work Site. Projects to be implemented hereunder shall have related activities performed by TI at own its premises, located in Italy, including the ones in the Cities of Rome and Milan, as well as in Brazil (collectively the "Work Site").

3.6 Project Team. TI shall allocate its own resources, including high qualified personnel with knowledge; skills and experience necessary to support TI achieve all milestones associated with the performance of activities required for the implementation of each of the Projects hereunder. Allocation of resources shall be, at TI discretion, and shall always consider the Project Area, scope/deliverable, timeline, etc. Activities shall be perfolined in a professional workmanlike and competent manner and as required by this Agreement.

3.6.1 Definition of each Project Team shall take place prior to the Project Effective Date of the Project and consider the necessary number of resources, aiming at the fulfillment of TI' s obligations assumed in connection therewith.

3.6.2 Each Project shall have a TI resource nominated as the Project Leader who shall be responsible for and serve on a dedicated basis as the leader of the Project Team, and shall act as a liaison among the Companies and TI ("Project Leader"). The Project Leader shall be a high qualified and seasoned professional in connection with the activities to be performed under the respective Project.

3.6.3 Starting as of the Project Effective Date, if applicable depending on the nature of the Projects, the Project Teams shall perform activities from 09:00 am to 07:00 pm (Work Site time).

3.7 Meetings. The Parties shall meet (via conference call or face-to-face in the Work Site) at least once per calendar quarter to discuss the status of the Projects in place, including, but not limitated to, Ti's performance, improvements and additional measures in connection therewith.

3.8 Subcontracting. TI agrees that any and all core activities regarding the approved Projects shall be always performed by its own personnel. In case subcontracting of any Project's incidental activities is necessary, TI (a) shall inform the Companies accordingly and in advance and (b) will remain full and entirely responsible for any and all activities performed by such third party.

10

SECTION IV
OBLIGATION OF THE PARTIES

4.1 TI's obligations. Notwithstanding any foregoing obligation assumed hereunder, TI furthermore acknowledges and agrees that:

a. On behalf of itself and its personnel (subcontractors included), TI acknowledges that the information provided by them in performing their related activities on behalf of TI hereunder has the same level of accuracy of that used by them for TI's own business.

b. Activities carried-out by TI in connection with any Project hereunder will substantially comply with any applicable specification set forth by said Project Form and TI's performance thereunder shall be in accordance with best industry practices and in accordance with the scope and terms of this Agreement and/or said Project Form.

c. It shall fully observe and comply with the Companies' and/or the Companies' landlord security measures when accessing the Companies' Work Site and Companies' environment (IT, Network, etc.) for performing any of the Services.

d. Upon written request, provide the Companies with written reports containing a summary of the services performed and the status of the Project, as well as addressing and any and all findings therein.

4.2 TI's obligations regarding the Projects and related activities will be completed by TI and the related objectives and milestones achieved with its support, in accordance with the terms of this Agreement, including, without limitation, all provisions set forth by the respective Project Forms, including technical specifications, SLA, chronogram. TI efforts in performing any Project includes the obligation to correct any deficiencies or failure to perform the envisaged functionalities, or correct and/or replacement of any deliverable the Projects already implemented and/or activities already performed and/or the systems deployed in connection hereto as specified in the relevant Project Form. Unless otherwise agreed in any Annex hereto or in Project Form executed between the Parties, TI will not be obliged to refund in full or in part the related Project Price paid by the Companies, unless the Company which is party to the Project proves that the deficiencies, failure to perform functionalities or non-compliance of the deliverable contemplated in the relevant Project Form is a direct consequence of non-performance, negligence or willful misconduct of TI.

11

4.3 Companies' Prerequisite obligations for TI's performance under the Projects.

Without prejudice to any of the foregoing obligations assumed hereunder, the Companies agree that the performance by TI of its activities under any Project is subject to the conditions precedent that Companies shall:

i. make available to TI all supporting facilities, tools and equipment required for the development of TI'S activities within Companies' premises, as previously infoimed in writing by TI on the Project Effective Date, in accordance with the time schedule requested by TI consistently with the time schedule set forth in the related Project Form for the performance by TI of the related Project activities;

ii. supply all documentation information and/or other items relating to their systems, Networks, telecommunication environments, services and/or business that shall be deemed relevant to the Project, as jointly defined by the Parties in accordance with the time schedule set forth in the related Project Form for performance by TI of the related Project activities.

Companies agree to timely perform the aforesaid obligations. Without prejudice to the provisions of Section 11.5 (Force Majeure), TI shall have no obligation or liability for any failure or delay which is exclusively caused by the Companies' failure or delay to perform such obligations, and Companies shall hold Telecom Italia harmless therefrom.

4.4 Consultancy Services. Specific Obligations of the Parties.

In the event a Project, without having regard to the relevant Project Area, envisages the provision of Consultancy Services by TI, then the provisions of this Agreement shall apply and in particular, without limitation, those outlined in 4.1, 4.2 and 4.3 above.

Furthermore, it is here agreed between the Parties that the Consultancy Services will be performed by TI with the diligence proper of the relevant type of work. Should the Consultancy Service be deemed not satisfactory by the Company or fit for the purposes they were requested to, as agreed in the relevant Project Form, TI will re-perform, at no extra charge, the disputed Consultancy Service, provided however that the pre-requisite contemplated in Section 4.3 above are fully satisfied and that reasonable proof of that is given by the Company to TI no later than 30 days of the performance of the Consultancy Service.

Except to the extent the Project Form contains specific acceptance provisions, all Consultancy Services provided to the Companies by TI shall be deemed accepted if, within forty-five (45) days after the completion of the Services, the Companies have not sent to TI a written notice identifying specifically any basis for not approving the work done.

12

SECTION V
PROJECTS' PRICE
BILLING AND PAYMENT

5.1 Total Projects' Price. The Parties agree that for the whole Initial Term of this Agreement, the Projects to be agreed among the Parties in connection herewith shall not exceed the total amount of € 14,600,000.00 (fourteen million six houndred thousand Euros) ("Projects' Price Cap").

5.1.1. For the sake of clarity, in case of Projects relating to (i) licenses of Software (or other TI items) granted to the Companies with the purpose of rendering the services to their respecive clients, the consideration of which is based on variable royalties for the license of software or fees calculated through parameters depending on the extent of Companies' and/or clients' exercise/use thereof or revenues generated thereby and/or (ii) Remote Platform Services the consideration of which is based on revenue-sharing criteria, then (and only in such cases) the compliance with the aforesaid Project Price Cap shall not be binding.

In particular, with reference to the above referred cases, fees, royalties for the license of software and/or shared revenues, accrued during the Initial Term in excess of the Project Price Cap, shall be paid by the Companies to TI upon expiration of the Initial Term, unless - in the event of an Agreement renewal - the Parties agree to consider the fees, royalties for the license of software and/or shared revenues in excess of the Projects' Price Cap as a TI credit to be accounted within the Agreement renewed term.

5.2 Project Price. Without prejudice to the foregoing and within the approved Projects' Price Cap (with the clarifications set forth in Section 5.1), all Project Prices shall consist with fees, royalties for the license of software or shared revenues, as the case may, be depending on the kind of Project.

5.3 Billing and Invoicing.Unless otherwise specified in the applicable Project Form or otherwise stated in the related specific terms and conditions contained in Annexes IV and V, TI shall bill the Companies for each Project on a quarterly and independent basis.

5.3.1 With reference to Projects that encompass (i) licenses of Software (or other TI items) granted to the Companies with the purpose of rendering the services to their respecive clients,the consideration of which is based on variable royalties for the license of software or fees calculated through parameters depending on the extent of Companies' and/or clients' exercise/use thereof or revenues generated thereby and/or (ii) Remote Platform Services the consideration of which is based on revenue-sharing criteria, then to the exent applicable, billing of such Projects shall take into account the consideration accrued in the course of the relevant quarter as set forth in each related Project Form entered by TI and the Companies from time to time.

13

The Companies shall provide TI with accurate reports - in the format and with the periodicity mutually agreed between the Parties - containing the Companies' and/or clients' use/exercise of the Software and the Remote Platform Services and the revenues generated thereby. Such report shall include all the data needed by TI to compute and bill the related fees, royalties for the license of software and/or shared revenues.

5.3.2 Unless otherwisse agreed in each Project Form, all invoices shall be delivered to the Companies within 30 (thirty) Business Days following the end of each quarter and must contain the pro-rata Project Price relevant to such quarter payable under the Project Form.

5.3.3 The total amount due by the Companies in connection with a Project shall not be greater than the total Project Price stated in the respective Project Form, except as set forth in Section 5.1.1.

5.4 Billing Disputes. If any of the Companies disputes any portion of an amount shown as due in any invoice issued by TI, it shall pay all undisputed amounts and notify TI in writing of the disputed amount, as well as the basis for such dispute. The Parties will follow promptly and in good faith the dispute resolution procedures set forth in Section 10.2 to resolve any such disputes. If any of the Companies is required to pay any such disputed amounts, such Company shall pay interest from the date such amounts were originally due until the date paid at the applicable rate, as set forth.in Section 5.9 below.

5.4.1 In case a Party disputes any amounts already paid, the Parties shall also follow in good faith the dispute resolution procedures set forth in Section 10.2 to resolve any such disputes. If any of the Parties is then required to pay and/or return any such disputed amounts, such Party shall pay interest from the date such amounts were originally due until the date paid at the applicable rate, as set forth in Section 5.9 below

5.5 Payments. Unless otherwise stated in any Project Form or in the related specific terms and conditions contained in Annexes IV and V, invoices issued by TI hereunder shall mature in sixty (60) days counted from invoice issuance date, provided, however, that the related invoice contains all information set forth in the Section 5.3 above. The maturity date shall be always a Business Day falling on a Thursday, regardless of whether it accounts more than sixty (60) days from the invoice issuance date.

14

5.5.1 In case of non-complete invoices, its maturity date shall be counted from its re-issuance date without prejudice of all applicable delivery rules.

5.6 Payments will be effected by the Companies through wire transfer of available funds to TI bank account prior indicated in writing to the Companies. The related wire transfer confirmation issued by the TI's bank shall make proof of the compliance of Companies' payment obligation hereunder.

5.7 Taxes. Unless otherwise determined by Brazilian local legislation regarding payments made by the Companies to TI in relation to Projects hereunder, all amounts payable under this Agreement by the Companies to TI shall be paid free and clear of any deduction for withholding taxes, or similar charges and TI shall always be paid and receive an amount invoiced herein. The Parties agree, however, that in the event that any the Companies are required by the Brazilian legislation to make any deduction or withholding of income taxes on the amounts due to TI hereunder, these shall be withheld from the payments due to TI and Companies shall (a) remit to TI the remaining amount after the deductions and/or withholdings required by Brazilian legislation, and (b) deliver to TI any existing or necessary document, including receipts from Brazilian tax authorities related to the withholding of income taxes retained under local legislation.

5.8 Travel Expenses. If applicable for the Project to be implemented, traveling, lodging and other reasonable out-of-pocket expenses incurred by TI in relation to the implementation of the Projects shall be encompassed within the Projects' Price Cap and reimbursed by the Companies in accordance with the provisions contained in the relevant Project Forms.

5.8.1 The sum related to the reimbursement of the referred travel expenses shall be indicated in Euro and shall be invoiced buy TI pursuant to 5.3 above.

5.9 Late Payments. In the event the Companies fail to make any payment when due, then Companies shall pay interest per annum on the amount due and unpaid at the rate which shall be the sum of 1% and the six months' British Bankers Association Euro LIBOR in effect from time to time; provided that such resulting rate is currently allowed by the law applicable to the Agreement

5.10 Payment Geneneralities.

5.10.1 The Parties shall not off-set any amounts due hereunder unless prior and express authorized by the related creditor.

15

5.10.2 Unless otherwise set forth in this Agreement, neither Party under this Agreement is obliged to fulfill its contractual obligations, including payments, if the other Party has not yet complied with its respective obligations or has materially breached its obligations hereunder and until the alleged Party has cured its unfulfillment or the non-breaching Party has waived such breach.

SECTION VI
REPRESENTATIONS
LIMITATION OF LIABILITY AND INDEMNITY

6.1 Representations. Each Party represents and warrants to the other Party that:

(i) such Party is a corporation, duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization;

(ii) such Party has the requisite power and authority to own and use its assets and to conduct its business as presently conducted, to enter into and deliver this Agreement, grant the licenses and authorizations as provided hereunder and/or under any Project Form, and to fully perfolin the obligations to be performed by such Party hereunder;

(iii) when executed and delivered, this Agreement will constitute the valid and legally binding obligation of such party, enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or similar laws affecting the rights of creditors generally, or the application of general principles of equity;

(iv) the execution of this Agreement and performance of its obligations hereunder do not and will not violate any agreement to which it is a party or by which it is bound; and

(v) it shall comply with all then-current applicable laws, rules and regulations in connection with the exercise of their rights and obligations under this Agreement, including, without limitation, any related to individual privacy or communications.

6.2 Limitation of Liability. The Parties agree that:

(a) Unless otherwise agreed in each Project Form or in any specific terms and conditions contained in Annex IV and V if applicable with respect to the Project to be implemented or as provided for in item 6.2(c) below, the cumulative liability of TI in respect of all claims made by the Companies in relation to or in connection with a specific Project, any item provided or licensed and/or support services provided under this Agreement, irrespective of the basis of such claim and provided that such liability is ascertained by a final judgment, shall not exceed the consideration actually paid by the Companies to TI under the relevant Project Forms, unless it is proven that the loss or damage has been caused by TI's gross negligence, or willful misconduct (including fraud);

16

(b) Unless otherwise agreed in each Project, Form or in any specific terms and conditions contained in Annex IV and V or as provided for in 6.2(c) below, the cumulative liability of each of the Companies in respect of all claims made by TI in relation to or in connection with a specific Project, any item provided or licensed and/or support services provided under this Agreement, irrespective of the basis of such claim and provided that such liability is ascertained by a final judgment, shall not exceed the aggregate value of the Project Price agreed among the Parties in the relevant Project Folui , unless it is proven that the loss or damage has been caused by the Companies' gross negligence or willful misconduct (including fraud);

(c) Notwithstanding the foregoing, the limitations of liability in this Section 6.2 shall not apply with respect to:

(i) either Party's obligations with respect to indemnification under Section 6.3 below, and/or

(ii) either Party's breach of its confidentiality obligations under Section VI; and/or

(iii) either Party's breach of Section IX;

(d) Nothing in this Agreement shall restrict or exclude the Parties' liability for fraudulent misrepresentations.

6.3 Indemnification. Each Party (the "Indemnifying Party") will defend, indemnify and hold harmless the other Party (the "Indemnified Party"), and its Affiliates and their respective directors, officers, employees and agents, from and against any and all claims, costs, losses, damages, judgments and expenses, including, without limitation, reasonable attorneys' fees and costs, arising out of or in connection with any Third Party claim related to any breach of such Party's representations, warranties, covenants or obligations set forth in this Agreement (collectively the "Damages"). The Indemnified Party agrees that the Indemnifying Party shall have sole and exclusive control over the defence and settlement of any such Third Party claim. The Indemnifying Party, however, shall not acquiesce to any judgment or enter into any settlement that adversely affects the Indemnified

17

Party's rights or interests without prior written consent of the Indemnified Party. The Indemnified Party shall promptly notify the Indemnifying Party of any such claim of which it becomes aware and shall: (a) provide reasonable cooperation to the Indemnifying Party, at the Indemnifying Party's expense, in connection with the defence or settlement of any such claim; and (b) to the extent allowed by the law, be entitled to participate in the defence of any such claim at the Indemnified Party's expense. Failure of the Indemnified Party to give prompt notice of any claim shall not relieve the Indemnifying Party of its indemnification obligation, except to the extent of liability that would have been avoided had prompt notice been given.

SECTION VII
AREA MANAGER

7.1 Area Manager. Subsequent to the execution of this Agreement, each of the Parties may appoint through a letter addressed to the other Parties the corporate position and contact information of its related Area Managers who shall be responsible for the management of the Project areas indicated in 3.1 (hereinafter referred to as the "Area Manager(s)"). Consequently, the Parties shall always be in contact with these persons to solve questions arising from this Agreement.

SECTION VIII
TERM AND TERMINATION

8.1 Term. This Agreement shall be effective as of the Effective Date and binding upon the Parties, and their successors and assigns for a period of twelve (12) months ("Initial Term"), unless otherwise terminated by either Party as provided for in Section 8.2 below.

8.1.1 This Agreement may be renewed for an additional 12 (twelve) month's period or other term agreed upon by the Parties, provided that (a) such renewal or extension are agreed in writing by the Parties through an amendment to this Agreement, and (b) the respective corporate bodies authorizations required for such renewal or extension are duly obtained by each Party hereto.

In the event of expiration or termination of this Agreement, each Party shall promptly return to the other Party all documentation and materials (and any copies thereof), whether recorded, stored or printed.

8.2 Termination.

8.2.1 This Agreement may be terminated as follows:

18

(i) as per article 1454 of the Italian Civil Code, upon the breach of an obligation under this Agreement by either Party, the aggrieved Party may request in writing the breaching party to remedy the breach within thirty (30) days from the date of receipt of such request, and warn the breaching Party that, if the breach is not remedied within such thirty {30) days period, this Agreement shall terminate forthwith; or

(ii) if a Party has become insolvent, has its bankruptcy declared or filed for a composition with creditors ("Recuperação Judicial ou Extrajudicial"), the other Party may terminate this Agreement by means of written notice forthwith.

8.2.2 In the event the Agreement is renewed or extended after the Initial Term according to Section 8.1.1, to the extent that it is not prevented by mandatory rules of the applicable law, the Companies may terminate at any time this Agreement by giving TI at least ninety (90) days prior written notice.

8.3 Change of Control. Without prejudice to the aforementioned termination rights, TI may terminate this Agreement in the event TI ceases to have Control over each or any Companies or TIM Part., including in the event such Control transfer occurs as a result of a merger, spin-off or consolidation, or in the event of any other material change in the Companies shareholdings happens, by giving one hundred eighty (180) days prior notice in writing.

8.4 Effects of Expiration or Termination. Upon expiration or termination of this Agreement for any reason, all rights and obligations of the Parties under this Agreement, as well as any Project hereunder, shall be extinguished, except for:

(a) all such prior accrued rights and obligations of the Parties hereunder which shall survive termination of this Agreement until each of them is fully compliant and/or observed by the related Party hereto;

(b) confidentiality rights under Section 11.1 which shall survive for a three (3) year term following termination of this Agreement, unless a longer period is mutually agreed between the Parties with respect to any confidential information or Project results or deliverables, in the related Project Form;

(c) any other provisions that, due to its nature, has to survive the termination of the Agreement (including, but not limited to, Section X).

19

SECTION IX
INTELLECTUAL PROPERTY

9.1 Companies Property. The Companies own and retain all right, title and interest in and to any IPRs which have been independently developed and/or acquired prior to, or during the performance of, this Agreement to the extent that they are severable from any TI Property, except to the 'extent otherwise specifically set for in any Project Form ("Companies Property"), The term "severable" means any IPR that can be exploited without infringing the IPRs licensed by TI to the Companies under the present Agreement or its Annexes..

9.2 TI Property. Except to the extent otherwise specifically set forth in this Agreement, in a specific Annex, or in any Project Form, as between TI and the Companies, TI owns and retains all right, title and interest in and to any IPRs which have been independently developed and/or acquired prior to, or during the performance of, this Agreement, as well as in connection with all Projects' results and deliverables, including TI Foreground IPRs (as defined below), along with all IPRs associated with any of the foregoing (the "TI Property"). The Parties acknowleged and agree that (i) use of TI Property by the Companies is only permitted to the extent expressly set forth herein for the purpose of Projects implementation, performance and operation unless otherwise expressly authorized by TI, (ii) without the express written consent of neither of the Companies shall use or attempt to use any TI Property after i) expiration of the respective license term established in the Project Forms, or ii) termination of this Agreement and/or any Project Form for cause attributable to the Companies under Section 8.2 or any provisions set forth in its Annexes or after the termination date upon notice of termination served by the Companies under 8.2.2, or iii) termination of this Agreement by TI in case of change of Control according to the provision of Section 8.3 and 9.4. ii) below.

9.3 Improvements. In consideration of the mutual obligations undertook by the Parties under this Agreement, the Parties agree that all developments, improvements, discoveries, enhancements, creations, innovations ("together as "developments") resulting from, associated with or deriving from the implementation of the Projects, whether independently created by any of the Parties or jointly by them, with the exception of the severable developments created by the Companies, will be vested in TI ("TI Foreground IPR"). The Parties acknowlege and agree that, unless otherwise expressly authorized in writing by TI, the Companies will be licensed to use TI Foreground IPR only for the purpose of Projects implementation and to the extent expressly set forth in this Agreement, Such right is intended to be personal, non subliceansable and non transferable.

9.4 Intellectual Property License. Each Project Form will set forth the precise scope of the license granted by TI to the Companies with respect to the related Project deliverables; it being understood that, subject to further restrictions therein set forth (particularly with respect to Software deliverables), said license scope shall be limited to a personal,non-sublicensable, non-transferable, license under TI IPRs, to use said Project deliverables solely in connection with Companies'own Networks and for their own internal business purposes, in the Territory during the related license term specified in the Project Form (the Initial Tenn, unless otherwise therein set forth) subject however to termination as set forth in section 8.2 or below in this section 9.4. It is anticipated that said licenses (particularly with respect to Software deliverables) may be limited in the applicable Project Fours to uses in or in connection with specific site(s), server(s), workstation(s) and/or terminal(s). Without prejudice to the foregoing (1) nothing in this Agreement shall be construed by implication, estoppel or otherwise as an implied license under any TI's IPRs granted to Companies, and neither of the Companies shall use or attempt to use any TI Property, including any TI Intellectual Property rights associated with the Projects and their deliverables without the express written consent of TI, (ii) the license granted in each Project Form shall immediately terminate in case of any change of Control to the extent that such termination is notified in writing by TI to the Companies pursuant to the change of Control and such interruption does not materially adversely affects the regular continuity of the Companies' operations and provision of services. In such case, the Parties shall negotiate in good faith any possible extension of said license for a period no longer than one hundred eighty (180) days counted from the Change of Control date. In the event of failure of the Parties to reach an agreement within such one hundred eighty (180) days period, then all of said licenses will automatically terminate and the Companies shall refrain from making any further use of the Project deliverables and TI IPRs.

20

9.5 Further Assurances. Each Party shall take, at the other Party's expense, such action, including, without limitation, execution of affidavits or other documents, as the other Party may reasonably request to effect, perfect or confirm such other Party's ownership interests and other rights as set forth in this Section IX.

SECTION X
GOVERNING LAW AND DISPUTE RESOLUTION

10.1 Governing Law. This Agreement, comprising its validity, interpretation, performance and enforcement, shall be governed by the laws of Italy.

10.2 Dispute Resolution Procedures. The Companies and TI acknowledge and agree that the perfouuance of the Parties' duties under this Agreement will be enhanced by the timely and open resolution of any disputes, disagreements, controversies or claims arising out of, relating to, or in connection with each Party's performance hereunder ("Disputes"). The Parties, therefore, shall follow these dispute resolution procedures with respect to all Disputes. The Parties will first attempt to settle all Disputes through good faith negotiations among the Area Managers. In the event that any Disputes cannot be resolved by the Area Managers within ten (10) Business Days ("Initial Resolution Period") after either Party has notified the other Party in writing of the need to resolve such Disputes ("Initial ResolutionRequest"), then the Party making the Initial Resolution Request shall request in writing ("Meeting Request"), within three (3) Business Days after the end of the Initial Resolution Period, that the Disputes be referred to a Vice President or higher level officer of each of the Parties who shall meet and discuss such Disputes ("Resolution Meeting") in order to consider informal and amicable means of resolution.

21

10.3 Arbitration. In the event that the Resolution Meeting does not occur or does not successfully resolve the Disputes to the satisfaction of the Parties within thirty (30) days of the Meeting Request, all disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by three arbitrators appointed in accordance with the said Rules. The arbitration shall be conducted in English language and be held in Paris, France. In rendering the award, the arbitrator shall apply the substantive laws of Italy.

10.4 Injunctive Relief. Notwithstanding any of the foregoing, the Companies and TI have the right to file for a temporary restraining order or other injunctive relief or preparative measure before the Courts of the City of São Paulo, State of São Paulo, Brazil, in order to prevent irreparable harm to the Party seeking such injunctive relief.

ARTICLE XI
GENERAL PROVISIONS

11.1 Confidentiality. "Confidential Information" means (a) all information (whether written, oral or in any other form) received or obtained by a Party (the "Receiving Party") from or on behalf of, the other Party (the "Disclosing Party") in connection with this Agreement, which is either designated as proprietary and/or confidential, or by the nature of the circumstances surrounding disclosure, ought in good faith to be treated as proprietary and/or confidential (including without limitation, marketing, product development or business plans, details of processes, customers, prices or costs, and all financial, commercial, technical, operational, staff, management and other information, data and know-how); (b) all documents prepared by or on behalf of the Receiving Party which contain or otherwise reflect or are generated from the information specified in section (a) above; and (c) the contents of this Agreement. For the avoidance of doubt, the TI Property and the TI Data are the Confidential Information of TI.

22

11.1.1 Each Receiving Party shall procure that all Confidential Information shall be kept strictly confidential and shall not be disclosed in whole or in part to any person other than to its own personnel to the extent required for the proper performance of this Agreement and to its immediate legal and financial consultants in the ordinary course of its business, in each case, subject to conditions of confidentiality. Each Receiving Party agrees to use commercially reasonable efforts to protect Confidential Information , and in any event, to take precautions at least as great as those taken to protect its own Confidential Information of a similar nature. Neither Receiving Party shall use Confidential Information , other than to exercise its rights and perform its obligations under this Agreement. The foregoing restrictions shall not apply to any information that: (a) was known by the Receiving Party prior to disclosure thereof by the Disclosing Party; (b) was in or entered the public domain through no fault of the Receiving Party ; (e) is disclosed to the Receiving Party by a Third Party legally entitled to make such disclosure without violation of any obligation of confidentiality; (d) is required to be disclosed by applicable laws, rules or regulations (but in such event, only to the extent required to be disclosed, and provided that, it is lawful to do so, prior written notice of all subpoenas, court orders and other compelled disclosures must be given); or (e) is independently developed by the Receiving Party without reference to the Confidential Information of the other Party. Upon written request of the Disclosing Party, the Receiving Party shall return to the Disclosing Party all materials, in any medium, which contain, embody, reflect or reference all or any part of any Confidential Information, and with respect to which such Receiving Party no longer has any rights to use. Each Party acknowledges that breach of this provision by it would result in irreparable harm to the other Party, for which money damages would be an insufficient remedy, and, therefore, that, in addition to all other available remedies, the other Party shall be entitled to injunctive relief to enforce the provisions of this Section 11.1.

11.2 Independent Contractors. The Companies and TI are independent contractors under this Agreement, and nothing herein shall be construed to create a partnership, joint venture, franchise or agency relationship among the Companies and TI. Neither Party has any authority to enter into agreements of any kind on behalf of the other Party. Furthermore, neither party shall have authority to bind or act on behalf of the other party, except in the manner and to the extent expressly provided in this Agreement or otherwise agreed to in writing by the parties. Persons retained by a party as employees or agents shall not be deemed to be employees or agents of the other party.

11.3 Assignment; Merger. Neither Party may assign this Agreement or any of its rights or delegate any of its duties under this Agreement without the prior written consent of the other Party, such consent shall not to be unreasonably withheld. Notwithstanding the foregoing, either Party may assign this Agreement, without the other Party's consent: (a) to any parent, subsidiary or Affiliate (in such case the assigning Party shall be jointly liable with the assignee for the obligations established in this Agreement); or (b) to any successor in interest of all or substantially all of the assets, stock or business of such Party. Subject to the foregoing, this Agreement will be binding upon, enforceable by, and inure to the benefit of the Parties and their respective successors and assigns.

23

11.4 Waiver. No waiver of any breach of any provision of this Agreement shall constitute a waiver of any prior, concurrent or subsequent breach of the same or any other provisions hereof, and no waiver shall be effective unless made in writing and signed by an authorized representative of the waiving Party.

11.5 Force Majeure. Neither Party shall be deemed to be in default of or to have breached any provision of this Agreement as a result of any delay, failure in performance or interruption in performance, resulting directly or indirectly from acts of God, acts of civil or military authorities, civil disturbances, wars, acts of terrorism, strikes or other labor disputes, fires, transportation contingencies, interruptions in telecommunications or Internet services or network provider services, other catastrophes or any other occurrences which are beyond such Party's reasonable control (collectively a "Force Majeure Event"). The affected Party, however, shall use commercially reasonable efforts to give prompt notice of a Force Majeure Event to the other Party, in no event more than twenty-four (24) hours from the time the affected Party has notice of such event, and to remedy such delay, failure or interruption as soon as possible. In the event any performance is delayed due to a Force Majeure Event, the time permitted for such performance shall be extended by an amount of time equal to the period of delay. The Parties also may mutually agree to substitute performance during any period that the requirement to perform has been suspended due to a Force Majeure Event. Notwithstanding the foregoing, the unaffected Party may terminate this Agreement without further obligation, liability or penalty should the failure, delay or interruption in perfonnance continue for longer than sixty (60) consecutive days.

11.6 Notices. Any notice or other communication required or permitted to be given hereunder shall be given if: (a) in writing and delivered in person; (b) mailed via regular mail and confirmed via facsimile or e-mail; or (c) delivered by recognized overnight courier service, in each case properly addressed to the applicable Party at its address specified below. Any such notice shall be deemed effective upon receipt. Either Party may from time to time change the individual to receive notices or its address by giving the other Party notice of the change in accordance with this Section.

To the Companies:

Attention: Lara Cristina Ribeiro Piau Marques
Address: Av. das Americas 3434 Bl. 1, 5th Floor
22640-102, Rio de Janeiro, RI, Brazil
Telephone: +55 21 4009 4060
Facsimile: +55 21 4009 4542

To TI:

24

Attention: Mr. Claudio Zezza
Address: Via Pietro De Francisci, 152
00165 Roma - Italy
Telephone: +39 06 39001
Facsimile:+39.06.418.63058391+39 06 3900.3066

With copy to: Mr. Stefano Rossi
Address: Corso d'Italia, 41
Telephone: +39.06.3688.1
Facsimile: +39.06.3688.3171
00198 Roma - Italy

11.7 Severability. In the event any provision of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, the remaining provisions shall remain in full force and effect; provided that there is no material effect on the remainder of this Agreement or the obligations of performance hereunder. If such occurs, the Parties shall then use all reasonable efforts to replace the invalid or unenforceable provisions by a valid provision the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision. Furthermore, if any provision of this Agreement shall, for any reason, be determined by the competent arbitration panel or by any court of competent jurisdiction to be excessively broad or unreasonable as to scope or subject, such provision shall be enforced to the extent necessary to be reasonable under the circumstances and consistent with applicable law while reflecting as closely as possible the intent of the Parties as expressed herein.

11.8 Integration. Each of the Parties represents that has had the opportunity to review it carefully and fully understands the terms of this Agreement, and that each of them has consulted with its attorney prior to signing this Agreement. The Parties furthermore acknowledges and agrees that each of them is executing this Agreement willingly, voluntarily and knowingly, of its own free will, and that such Party has not relied on any representations, promises or agreements of any kind made to it in connection with his decision to accept the terms of this Agreement, other than those set forth in this Agreement. This Agreement, including all Annexes, contains the entire understanding of the Parties hereto with respect to the transactions and matters contemplated hereby, supersedes all previous agreements or negotiations among TI and the Companies concerning the subject matter hereof and cannot be amended except by a writing signed by both Parties. In the event of any conflict between this Agreement and the terms of any Annes, however, the express terms of the Annex shall control and govern solely with respect to the subject matter in conflict.

11.9 Paragraph Headings. The headings of the paragraphs of this Agreement are inserted solely for convenience and are not intended to be part of or affect the interpretation or meaning of the Agreement.

25

11.10 Construction. Neither Party hereto shall be deemed to be the drafter of this Agreement and, if this Agreement is construed in any court or arbitration proceeding, said court or arbitrator shall not construe this Agreement or any provision hereof against either Party as the drafter hereof.

11.11 Remedies. To the extent allowed by the law, the rights and remedies under this Agreement shall be cumulative, and the exercise of any right or remedy shall not limit a Party's right to exercise any other right or remedy hereunder.

11.12 Negotiated Agreement. The Parties acknowledge and agree that this Agreement and its Annexes, including, without limitations, the Specific Terms and Conditions set forth in Annex IV and V, are entered into as a result of negotiations.

11.13 Annexes. Annexes of this Agreement are an integral and substantial part of it.

IN WITNESS WHEREOF, this Agreement in four (4) counterparts, each of which shall be deemed to be an original, as of the day and year first above written.

/s/ Riccardo Ruggiero
Telecom Italia S.p.A.
By: Riccardo Ruggiero
Title: Chief Executive Officer

/s/ Mario Cesar Pereira de Araujo	/s/ Stefano De Angelis
Tim Celular S.A.	Tim Celular S.A.
By: Mario Cesar Pereira de Araujo	Stefano De Angelis
Title: Presidente	Administração Finanças e Controle
Diretor

/s/ Mario Cesar Pereira de Araujo	/s/ Stefano De Angelis
Tim Nordeste S.A.	Tim Celular S.A.
By: Mario Cesar Pereira de Araujo	Stefano De Angelis
Title: Presidente	Administração Finanças e Controle
Diretor

And, as Intervening Party:	/s/ Mario Cesar Pereira de Araujo	/s/ Stefano De Angelis
	Tim Participações S.A.	Tim Celular S.A.
	By: Mario Cesar Pereira de Araujo	Stefano De Angelis
	Title: Presidente	Administração Finanças e Controle
Diretor

I undersigned Dr. Maria Bellezza, a Notary Public in Milan, Italy, do hereby certify that this document was signed by Mr. Riccardo Ruggiero, born in Naples on 26 August 1960, resident in Milan, Piazza degli Affari n. 2, on behalf of the Company TELECOM ITALIA s.p.a., as its Chief Executive Officer, society with head office in Milan, Italy, 8rd June 2007.

/s/ Dilza de Aguiar Galvão
Dilza de Aguiar Galvão
Vice–Cônsul

26

Notwithstanding this Agreement together with the Annexes has been fully negotiated between the Parties, for sake of clarity, the Parties hereby agree to specifically approve in writing under article 1341 and 1342 of the Italian Civil Code the following provisions: Sections 3.8. , 4.2, 5.4, 5.9, 5.10, 6.2. , 6.3, 8.2. , 8.3. , 9.1, 9.2, 9.3, 9.4, 10.2, 10.3. , 10.4, 11.1, 11.3, 11.7 of the Cooperation and Support Agreement; Sections 3.1, 8.4, 8.5, 9, 10, 11, 12, 13, 14, 15, 16.6. , 16.8, 17.2, 17.3, 20 of Annex IV to the Cooperation and Support Agreement ("Special Terms and conditions for Software license and it services"); Sections 4.3, 4.4, 4.6. , 4.8, 5, 6, 7, 8, 9, 12 of Annex V to the Cooperation and Support Agreement ("Special terms and conditions dor the provision of remote platform services")"

/s/ Riccardo Ruggiero
Telecom Italia S.p.A.
By: Riccardo Ruggiero
Title: Chief Executive Officer

/s/ Mario Cesar Pereira de Araujo	/s/ Stefano De Angelis
Tim Celular S.A.	Tim Celular S.A.
By: Mario Cesar Pereira de Araujo	Stefano De Angelis
Title: Presidente	Administração Finanças e Controle
Diretor

/s/ Mario Cesar Pereira de Araujo	/s/ Stefano De Angelis
Tim Nordeste S.A.	Tim Celular S.A.
By: Mario Cesar Pereira de Araujo	Stefano De Angelis
Title: Presidente	Administração Finanças e Controle
Diretor

And, as Intervening Party:	/s/ Mario Cesar Pereira de Araujo	/s/ Stefano De Angelis
	Tim Participações S.A.	Tim Celular S.A.
	By: Mario Cesar Pereira de Araujo	Stefano De Angelis
	Title: Presidente	Administração Finanças e Controle
Diretor

I undersigned Dr. Maria Bellezza, a Notary Public in Milan, Italy, do hereby certify that this document was signed by Mr. Riccardo Ruggiero, born in Naples on 26 August 1960, resident in Milan, Piazza degli Affari n. 2, on behalf of the Company TELECOM ITALIA s.p.a., as its Chief Executive Officer, society with head office in Milan, Italy, 8rd June 2007.

/s/ Dilza de Aguiar Galvão
Dilza de Aguiar Galvão
Vice–Cônsul

ANNEX I

PROJECT AREA
INFORMATION TECHNOLOGY

The purpose of this Annex I is to identify and describe the main kind of activities encompassed in the Information Technology Project area, i.e such environment made by hardware, software, applications, solutions, devices, platforms, systems aimed at the rendering of telecommunications services.

Such activities may be carried out by TI in favor of Companies through the implementation of specific Projects under the Cooperation and Support Agreement.

1. Introduction: Information Technology Project Area

TI pursued the export of re-usable mobile business solutions allowing the quickly implant of business system practices and the local exploitation of such system capabilities for commercial offering and daily operations. Such "philosophy", also known as "plug-&- play strategy", produces touchable benefit to reduce time-to-market and to mitigate (or avoid) risks due to the introduction of new technologies or new business practice_ Telecom Italia may deliver projects and perform any activity based on the plug-&-play concept in the interest of Companies, with the intent to render them autonomous in operating and evolving the exported systems.

2. Major IT Business Applications Currently Supported by TI Interconnection Billing

Interconnection Billing is a critical feature for telecommunications companies. As long as telephony becomes a competitive market, interconnect charge grows and can account for as much as 50% of telecommunication companies' operating costs. For mobile operators, interconnection revenues may be the second revenue item.
Failure to grasp the revenue earning opportunities of interconnection or to accurately monitor its cost can have a significant impact on profitability. Managing interconnection means to increase the network efficiency, to know the competitors' traffic and to have a strong position in the contentions with the interconnected operators.
"SCTR", is the TI software dedicated to interconnection billing. It performs sizing, pricing, discounting and accounting of the traffic exchanged between interconnected telecommunication companies, both for fixed and mobile networks. It has been in house developed and conceived to offer flexible solutions by using a technological platform aligned to the current market standards, in order to meet the growing interconnection needs.

Business Intelligence

Business intelligence describes the enterprise's ability to access and explore information (contained in a warehouse), analyzing that information and developing insights and understanding, which leads to improved and informed decision making. Over the last few years, TI developed several business management decision support systems. These tools, named business intelligence tools, go along with and support all decisional process steps, supplying either synthetic or analytic infounation to every corporate position. "Customer Profiling" is the TI software tool that dramatically improve the ability to understand customer trends, thereby improving marketing strategies. Customer Profiling gathers information on every contact a customer may have with its telecommunication operator, including phone calls, contact, letters, etc., creating a common view. By processing personal and traffic data, Customer Profiling elaborates behavioral and economic indicators to conduct decisional analysis.

Revenue Assurance

Revenue assurance is a discipline aimed at establishing a thorough monitoring of processes that, directly or indirectly, generate revenues. It is a discipline that is applicable to almost all areas of the organization. Some example of impacted areas and some of their relative monitoring focus are:

(i) Network Area

  Monitoring that all services sold to the customers are properly configured in the network elements, documented via CDR (Call Data Records) and correctly billed;
  All the CRD documentation is properly sent to mediation without losses;

(ii) IT area

  Monitoring that information sent from system to system along each revenue chain are without losses;
  Monitoring that the commercial customer services data are equal to the network services data;
  Monitoring the correct processing for roaming data inside the different IT systems and verifying that there are not losses of data;
  Monitoring the billing process.

(iii) Finance area

  Monitoring "billed" vs. "collected"; credit notes / billed; non allocated payments;
  Monitoring rating anomalies/billed.

(iv) Commercial area

  Number of complaints for typology;
  Customer Satisfaction index;

"RAP" (Revenue Assurance Package) is the TI software used to monitor revenue assurance items and to fulfill SOx requirements

Security

Security is one of the most important issues to be faced by any IT department in a telecommunications company. Telecom Italia, in order to comply the Sarbanes Oxley Act, are currently deploying an identity and access management system that can efficiently support a company cross functional process. Security, Human Resource and final end-users have defined and approved the process that will securely manage access to IT applications by the end users.

Traffic Data Collection

The Usage Collection product, allows the following systems (Magistracy, Rating, etc,.) to be independent by the network data formalism. This characteristic allows the modeling of the rating engine based on abstract parameters. The Usage Collection product nounalizes TTR in input (TDMA, GSM) in generalized CDR with a constant structure and value.

3. Activities under the IT Project Area

With relation to the business applications described above, to the benefit of the Companies, TI may carry out a range of different activities as described hereinafter.

3.1 Software Licenses

TI is the proprietor of different software that may be given in license to Companies.

3.2 IT Services

TI is capable of providing Companies with a range of services related to the software given in license, including, but not limited to, the services outlined here below.

Customization Services, i.e. services finalized at implementing any software code modification required to allow an effective software operation within a given business, technical and regulatory environment.

Maintenance Services, i.e. services consisting of help desk, bugs correction, delivery of patches and new releases integrating Software corrections.

Evolutive Maintenance Services, i.e. services aimed at implementing any software functional up-grade in

Technical Support Service, i.e. the technical support services provided in relation to the software already in operation.

Training Services, i.e. services aimed at assisting the application users and the administrators in learning-on-the-job and performing-on-the-job with the support of task based informational and learning tools.

3.3 Remote Platform Services

Certain kind of IT functionalities may be provided by TI to the Companies by way of in a remote way by means of a platform based in Italy or in any other place, different to the Companies premises, which is deemed suitable by TI to the end of the service provision.

3.4 Consultancy Services

TI may provide the Companies Consultancy. Services in order to advise them on different subject matters making use of its specific and advanced experience in the IT area.

ANNEX II

PROJECT AREA
NETWORK

The purpose of this Annex II is to identify and describe the main kind of activities encompassed in the Network Project area, i.e. the network telecommunications environment allocated in the rendering of telecommunication services, including, without limitation, gateways, structure switching equipment, cell site transceiver equipment and other equipment and systems.

Such activities may be carried out by TI in favor of Companies through the implementation of specific Projects under the Cooperation and Support Agreement.

I. CONSULTANCY SERVICES

TI is capable of providing a wide range of Consultancy Services in relation to a mobile telecommunication network, including but not limited to, network operation, maintenance, planning, enhancement, etc. For example:

  Third Generation System (UMTS) introduction: advice concerning the introduction of a new technology in given mobile network, also based on TI's experience and know how concerning vendors' technologies, dimensioning issues, etc.
  Quality of Service Assessment: transfer of know how concerning organization and procedures aimed at assessing the quality of service assurance in a mobile network;
  Alternative Network Technology evaluation (i.e. WiMAX): advice in relation to the evaluation of a new technology developing in a given mobile network;
  Three year network plan definition (i.e. NeTEP): advice concerning the definition of a network technology evolution plan, including scenarios evaluation, sensitivity analysis, etc.
  Network dimensioning: advice concerning Network dimensioning for legacy and new technology, based on TI's experience and dimensioning models.

2. SOFTWARE LICENSES

TI is the proprietor of different software to be utilized in the context of the Network management. The license to use said software may be granted by TI in order to facilitate a quick resolution of network issues. For example:

  TGDS Service Platform offer of Value Added Services exploiting architecture designed by TI
  IVR and pre-routing system providing TI solution for managing pre-routing of customer care calls. This solution allows company to centralize customer care operations in the network;
  2G/3G radio planning tools; including training for engineering depai _ inent, to share TI experience on radio planning issues;

  Operation and management tools.
  Network inventory tools; providing Company tools and procedure for monitoring and inventory of its own network asset and configuration;

3. REMOTE PLATFORM SERVICES.

TI is also able to outsource services developed by TI and running on TI service platforms placed in Italy, for example, iNMS (international Network Management System) a supervisor system to manage alarms generated by COMPANY network elements, IBOX in order to reduce time to market for VAS launch.

4. HELP DESK SERVICES

TI is able to provide a help desk service in order to offer support in case of troubles and/or malfunctioning related to: (i) the services based on TI platforms based in Italy or (ii) licensed software. This kind of support is provided collecting help desk tickets in TI network management center and handling them according to the agreed service level agreement.

ANNEX III

PROJECT AREA
MARKETING AND SALES

The purpose of this Annex III is to identify and describe the activities related to marketing, sales, customer care and regulatory matters that may be carried out by TI in favor of Companies through the implementation of specific Projects under the Cooperation and Support Agreement.

1. Marketing

Introduction: the Brazilian Telecommunication Market. The Brazilian competitive market is characterized by an increasing fixed-mobile concentration: the fixed incumbent operators control broadly 90 % of the revenues coming from the Telco activities and are pushing on the convergent offers in order to lock in the telecommunication expenditure coming from the richest households. Moreover, the revenue increase of the market in the near future is guaranteed by the mobile and broadband sectors, while the fixed is showing a decline; in the mobile market the growing penetration is achieved in the lower segments of the population (low spending), while the in higher segments the operators are facing strong competition in the aim of the defending the value of their customer base (lock in of the high spending customers). Companies are currently leader in innovation and can be considered a case of success in penetrating the mobile market, achieving a sales and revenues leadership, thanks to a distinctive marketing proposition in terms of positioning, promotions, tariff plans and services. Nevertheless, the challenge for the next years is the ability to keep this leadership and achieve an organic growth while facing the above mentioned competition framework.

TI marketing support. TI industry-leading marketing practice enables TI to provide a wide range of Consultancy Services to Companies. The TI marketing support to Companies in 2007 will be focused on the achievement of the challenging objectives defined in the 2007-2008 strategic plan. An important contribution and a joint effort between TI and Companies in the marketing area will be focused on:

  the deployment and implementation of the convergent approach to the market, leveraging on new technologies like UMTS (3G), WiMax both to defend its mobile customers and to attack the broad band revenue stream mostly controlled by the fixed operators.
  the improvement of the current Segmentation and Customer Relationship Management processes, in order to reduce churn (in particular on the high value segments of the customer base) and to develop cross/up selling policies (ARPU increase).
  to develop a new approach to the low value segment (pre paid), where the market growth is concentrated, building an end to end targeted offer (with a differentiated level of service), able to reduce acquisition cost and guarantee the profitability of this segment (not to be under valued from the scale point of view).

2. Sales

Sales Development. TI industry-leading sales performances enable TI to provide a wide range of Consultancy Services based on TI worldwide best practices, including but not limited to, channel management, handset line up range management and valuable targets enhancement.

For example:

  Multi-channel management techniques development to optimize the integration among the several distribution channels;
  Dealer segmentation analysis development, to allow to optimize channel investments increasing channel productivity and dealer performances;
  Incentive policy development, defining the best incentive tool mix and target settings tailored for each group of dealers;
  Handset line up range width and models definition in order to boost line acquisitions and increase customer value in a not subsidized market;
  SME/large accounts channel correct sizing definition, to optimize the number of partners in order to improve their performances, guarantee market coverage and meet partners' earnings expectations, ensuring long term clear governance on the most valuable targets of customers;
  Sales administration, post sale support, result assessing related compensation and specific accounting.

Trade-Marketing Development. TI has a long and broad trade marketing experience, continually investing relevant resources in these activities to improve channel image and effectiveness. TI may provide Consultancy Services aimed at ensuring highly visible inthe-shop communication and dealers' proficient involvement with projects such as:

  Development of consistent and highly visible shop signs, customized furniture, windows, products and services displays, to maximize shop visibility and optimize the effects of the advertising campaigns;
  Development of tailor made promotions to exploit local business opportunities;
  Development of an in depth and up to date education plan to ensure sales force end to end best training and effectiveness;
  Convention arrangement best practices to promote specific offers, boost sales and rise higher barriers to the competition.

Sales Organization Processes and Tools. TI is able to provide Consultancy Services concerning the best sales organization processes and tools to ensure the most effective sales plans and trade marketing plans deployment.

3. Customer Operations

TI is capable of supporting Companies with relation to its customer operations activities taking advantage of its extensive experience and, in general, best practices. TI can provide Consultancy Services with relation of any different aspects and issues of customer operations and can do it from the target definition and designing up to the implementation and roll-out. Examples:

  Customer care processes reengineering;

  Platform and systems customization coherently with the adopted customer caring model in a e2e logic;

  Benchmarking analysis and performances data monitoring;

  Customer care agents training and knowledge management;

  Service business plan and impact analysis;

  Focused plans on specific items (i.e. retention & churn management, cc workload optimization, outsourcing, customer satisfaction detection);

  "Plug-and- play" solutions for Customer Care.

ANNEX IV

SPECIAL TERMS AND CONDITIONS FOR
SOFTWARE LICENSE AND IT SERVICES

1. Definitions

For the purposes of this Special Terms and Conditions for Software License and IT Services (hereafter referred to as "ST&C"), and in addition to any other term defined in any specific Project Form and/or in the Agreement, the capitalized words and expressions shall have the following meaning:

Acceptance Test Procedures	shall mean the testing procedures set forth in the Project Form for the purpose of verifying delivery and acceptance of the Software.

Agreement	The Cooperation and Support Agreement entered by and among TI, TIM Celular, TIM Nordeste and TIM Part., the latter as intervening party, which these ST&C are one of the Annexes thereto.

Affiliate	shall have the meaning ascribed to it in the Agreement

Control	shall have the meaning ascribed to it in the Agreement

Commercial Use
shall mean the use of Software for the purpose of Companies' business in compliance with the related license scope and limitations and restrictions as set forth in the Agreement, these ST&C and/or the applicable Project Form;

Customization Services
shall mean services that may be provided by TI to Companies under the Agreement for Software code modification required to allow its operation within Companies' business technical and regulatory environment, as described in the applicable Project Forms.

Evolutive Maintenance Services	shall mean services that may be provided by TI to Companies under the Agreement comprised of corrective Maintenance Service plus services aimed to the provision of new releases with functional improvements and/or upgrades of the licensed Software as may be developed and made generally available by TI to similar situated licensees as the Companies and applicable to the licensed Software already in operation within Companies' premises, as specified in the applicable Project Forms.

Intellectual Property Rights (IPRs)	shall have the meaning ascribed to it in the Agreement.

Project Form
shall mean any Project Form, as defined in the Agreement, entered into, from time to time, by TI and a Company, describing and governing the specific Software license and/or the related IT Services that TI shall provide and grant to the Company, irrespective of the Project Area which the Project refer to.

IT Services
shall mean the information technology based services that TI will provide to the Companies under the Agreement and as they are specified in the relevant Project Forms, which may consist in: (i) Customization Services, (ii) Evolutive Maintenance Services, (iii) Maintenance Services, (iv) Technical Support Services, without prejudice to the provision of any other service which may agreed upon between the Parties.

Maintenance Services	shall mean services consisting of help desk, bugs correction, delivery of patches and new releases mainly aimed at integrating Software corrections.

Party (ies)	shall mean TI and the Company (ies) which enter into the Project Form for Sofware license and/or IT Services.

Project Effective Date	shall mean the implementation starting date of each Project for the rendering of the IT-Services and/or Software license to the Company(ies).

Project Execution Date	shall have the meaning ascribed to it in the Agreement

Program Documentation	shall mean instruction manuals, user guides, technical specifications and other explanatory documentation applicable to the use of the Software as maybe delivered by T1 to Companies.

IT Services Acceptance	shall mean the date upon which one of the events specified in Section 8 ("Software Acceptance") occurs.

Site	shall mean the address at which the Software is to be delivered and installed. Such address is indicated in the relevant Project Form.

Software	shall have the meaning set forth in article 1.1 of the Agreement.

Software Acceptance	shall mean the date upon which one of the events as specified in Section 8 ("Software Acceptance") occurs.

Software Materials	shall mean the Software (in object executable code form) and the Program Documentation.

Technical Support Service	shall mean the technical support services to be provided by TI to Companies as established in the relevant Project Form.

2. Scope and Structure

The purpose of this Special Terms and Conditions ("ST&C") is to set forth the teens and conditions which will apply each time T1 shall, upon execution of the relevant Project Form, grant the Companies the license to use Software and/or provide Companies with IT Services.

Each Project Form shall contain the general common items of a Project Form as identified in Section 3.3 of the Agreement, but can however contain those additional headings, terms and conditions and matters that the Parties may deem useful or necessary contemplate, from time to time, in light of the specific IT Services to be implemented and/or Software to be licensed.

Any subject which is not directly regulated under these ST&C will be governed by the terms and conditions contained in the Agreement and/or in the Project Form, as the case may be.

In case of any discrepancy between these ST&C and any of the Project Forms, the terms and conditions of the Project Form shall prevail

3. License

3.1 Unless otherwise explicitly agreed in writing in each Project Form executed, from time to time between TI and each Company, the license to use the Software Materials granted by TI to the Companies will be non-exclusive, non-transferable, non-sub-licensable and limited to the Site and equipment as set forth in these ST&C(ref. Section 11.3 hereof).

4 Provision of the IT Services.

4.1 TI shall provide Companies the IT Services as indicated in each Project Forms.

5. Project Price

5.1. The Project Price applicable to the Software license and the provision of the IT Services shall be set forth in each Project Forms.

5.2. The Project Price for the Software includes the cost of shipping, packaging, freight, insurance, loading and unloading up to and including delivery at the location (Site) specified in each Project Form, unless otherwise agreed by the Parties in writing.

6. Preparation of the Site for Software installation.

6.1 Companies shall prepare the Site in sufficient time as to enable TI to comply with its installation undertakings pursuant to Section 7 here below. Companies will consult with TI personnel to determine the appropriate configuration and sizing of the Site.

6.2 Since previously notified within 7 (seven) calendar days in advance, Companies shall allow TI such reasonable access to the Site as the TI may, from time to time, require for the purposes of performing its obligations and/or exercising its rights under these ST&C, including but not limited to, the right of verifying Companies' compliance with its obligations under sections 11 (Reservation of Rights) and 12 (Copying of Software Materials) of these ST&C.

7. Software Delivery and Installation

7.1 TI shall deliver and install the Software at the Site upon the date indicated in the Project Form.

7.2 If delivery of the Software is refused at the location (Site) specified in the Project Form or if that location is not available to take delivery of the Software in line with the delivery arrangements made, then TI may effect delivery of the Software to a place of storage indicated by Companies or, failing such indication, as near as practicable to the location specified in the Project Form.

7.3 Such delivery to a place of storage, when advised in writing to Companies, shall constitute effective delivery of the Software for the purposes of and in accordance with the Project Form. The cost of storage will be for Companies' account.

7.4 Companies shall ensure to TI, free of charge, the necessary assistance to install the Software at the Site as TI may request. In particular, without limitation, the installation of the Software at the Site by TI is subject to the condition that the Company shall, under its responsibility and expenses, timely provide TI with all the information, equipment documentation, hardware configuration and facilities required by TI for effecting the installation. TI shall have no liability for any failure or delay by the Company to provide all the necessary assistance and perform the undertaking contemplated hereunder.

8. Software Testing and Acceptance. IT Services Acceptance

8.1 After the installation of the Software at the Site, Companies shall test the Software based on the Acceptance Test Procedures in order to check its compliance with the Program Documentation and such performance standards as specified therein, in the relevant Project Form or otherwise agreed in writing between the Parties.

8.2 If the Acceptance Test Procedures are completed successfully, Companies shall issue the Software Acceptance Certificate.

8.3 If the Acceptance Test Procedures are not completed successfully by reason of material non-compliance with the Program Documentation and/or such performance standards as specified therein or in the relevant Project Form or otherwise agreed in writing between the Parties, then Companies shall so notify to TI in writing and allow a period of 30 (thirty) days for TI to rectify such non-compliance.

8.4 Finally, Software Acceptance will be deemed to have been performed: (i) upon the issuance by Companies of a Software Acceptance Certificate, or (ii) if no written complaints have been communicated by the Company, after 30 (thirty) calendar days from the delivery of Software according to section 7 above, whichever of the aforementioned events occurs first.

8.5 IT Services Acceptance will be deemed to have been occurred:

     (i) if no written complaints have been communicated by the Company, after 30 (thirty) calendar days from the completion of the IT Services, or

     (ii) upon the completion of the re-performance of the IT Services as specified in section 10.6 below, whichever of the aforementioned events occurs first.

9. Software Title

9.1 TI retains all rights, ownership title, and interest in the Software Materials, the relevant technology and related copyrights, trade secrets and other related IPR. No title to the Software Materials is transferred to Companies either other rights or licenses are granted by TI to the Company by implication, estoppels or otherwise except for the license expressly granted for the Software set forth in a Project Form entered by the Parties.

9.2 Under no circumstances and at no time shall Companies sublicense, sell, transfer, lease, charge, assign by way of security or otherwise deal in or encumber the Software. However, if requested by the Company, T1 may evaluate the possibility to grant the Company, on case by case basis, at its own full discretion and upon entering into a written instruments therefore, the right of sub-license the use of the Software Materials to Companies' Affiliates provided that said sublicense is solely for the purpose set out in the relevant Project Form and subject to Company accepting responsibility for the aforesaid Affiliates' compliance with the terms and conditions set out in these ST&C and the relevant Project Form.

9.3 In the event TI provides to Companies Customization Services referred to any Software proprietary to TI and licensed to Companies, then the deliverables arising out from said customization shall be the sole property of TI. The Companies shall not acquire any title to, or ownership of, the deliverables deriving from said customization.

9.4 For the sake of clarity, without prejudice to the generality of Section IX of the Agreement and unless otherwise expressly mutually agreed in the related Project Form, any and all software, documentation or other similar deliverables resulting from any IT Services provided by TI to Companies shall be treated as Software Materials hereunder.

10. Warranties

10.1 TI warrants that the Software will substantially conform to the Program Documentation for a period of 6 (six) months from the Software Acceptance.

10.2 TI shall use reasonable efforts to remedy any lack of conformity falling within section 10.1 above free of charge according to the following procedure:

  Companies shall send, by e-mail or fax, a communication to TI (based on a standard form to be provided by TI) providing a complete description of the problem experienced.

  TI will respond to Companies, by e-mail or fax, within the following working day counted from the receipt of the aforesaid communication.
  In the response, TI will state if the problem is covered by the warranty or not. In the event the problem is not covered by the warranty, the response will contain the reason. In the event the problem is covered by the warranty, the response will include the problem diagnosis and the estimated time to solve the problem.
  The activity necessary to solve the problem will be performed by Companies' personnel according to the instructions given by TI or directly by TI personnel using the network connection provided by Companies, as agreed by the Parties' in advance.
  If necessary, a software patch will be delivered by TI through the network connection provided by Companies.
  All the activities needed to install the software patch will be performed by Companies or by T1 personnel in a remote mode, as agreed in advance.
  Companies will test the patch using its own test plant.
  If TI considers it necessary to be present on site, TI will inform Companies via fax or e-mail and, if Companies agree, TI personnel will perform all the necessary activities on-site. In this event Companies shall facilitate the resolution of the problem by providing to TI any required access to the Site and any such assistance and facilities as TI may reasonably require.

10.3 TI shall have no obligation to provide any remedy pursuant to the warranty under

10.3.1 where any of the following circumstances applies:

     (i) following intentional damage to the Software or negligence in its use, or where the Software has not been used, maintained and stored by Companies in accordance with the Program Documentation and any written instructions or recommendations given by the TI;
     (ii) where the problem arises from the lack of interoperability with a software not supplied by TI;
     (iii) where the requirement for assistance derives from fire, natural disaster, war, accident;
     (iv) where the Software is used on hardware other than the one on which it was installed and in the correct configuration;
     (v) following any unauthorized use of or modification to the Software other than by the TI or with the T1 written consent.

10.4 TI does not warrant that the use of the Software will meet Companies' data processing requirements or that the operation of the Software will be uninterrupted or defect or error free.

10.5 It is understood between the Parties that:

     (i) in general, TI shall not be responsible for correcting any errors which are not attributable to the Software or to TI;
     (ii) the new Software releases will not be covered by the present warranty as they are provided further to the Evolutive Maintenance Services;
     (iii) the Maintenance Services provided by TI pursuant to the Agreement will not assure uninterrupted operation of the Software or the remedy of all errors in the Software;
     (iv) where any circumstances falling outside the scope of TI warranty as defined in sub-section 10.1 above applies, TI may provide Technical Support Services if this has been agreed between the Parties under an appropriate Project Form.

10.6 TI undertakes to perform the IT Services in accordance with the best standard industry practice applied in the market for such relevant type of work and agrees to re-perform any work which does not comply with such usual standard provided that any lack of conformity alleged by the Company is found and is brought to TI's attention within 30 (thirty) calendar days from the completion of the IT Services.

10.7 The warranties in these ST&C are in lieu of all other warranties and conditions, express, implied or statutory, including, without limitation, those warranties or conditions of merchantability or fitness for a particular purpose, or any warranty arising from a course of dealing, trade usage or trade practice of any kind or nature. Nonetheless, the warranties as may not lawfully be excluded shall apply for the purposes of this Annex to the exclusion of any other provision to the contrary.

11. Reservation of Rights

11.1 The Intellectual Property Rights in the Software Materials are and shall remain the exclusive property of TI. AU Intellectual Property Rights arising from any work done in relation to the Software by or in association with TI under the Agreement shall automatically vest exclusively in TI.

11.2 Companies acknowledge the rights of TI as set out in the Agreement and these ST&C and agree that, in the event the Companies challenge or dispute at any time the validity of such rights, TI shall have the right to terminate these ST&C and the agreement under the Project Form. Companies shall take all such steps as shall, from time to time, be necessary to protect the Intellectual Property Rights of TI in the Software Materials and agrees not to do anything inconsistent with TI exclusive rights in them.

11.3 Software supplied under any Project Form is subject to such limitations as they are specified in these ST&C, and the applicable Project Form. Save as provided in 12.2 below, the Software is licensed for use on the equipment into which it is installed by TI and limited to the Site defined in the Project Form). Exception made for the right of sub-license set forth in section 9.2 above, provided that such right of sublicense is granted by TI, the Software is licensed for use hereunder by Companies only, and use of the Software by or on behalf of any third party is prohibited. Companies accepts that its rights in respect of the Software Materials are confined to the license expressly granted pursuant to the execution of a Project Form and ruled by these ST&C and that such license ceases on expiry or termination of the Agreement, unless earlier terminated or expired pursuant to the provisions of the applicable Project Form.

11.4 Companies shall not disclose, permit access to or otherwise make any of the Software Materials available directly or indirectly to any third party or person except to the extent (if any) permitted by these ST&C.

11.5 Companies shall not:

     (i) make copies of the Software Materials except as permitted by section 12 (Copying of the Software Materials);
     (ii) except for the purposes and to limited extent expressly permitted by and in accordance with mandatory provisions of law, reverse compile, disassemble, modify the whole or any part of the Software;
     (iii) remove or alter any copyright or other proprietary notice on any of the Software Materials and shall include the same notices in any copy of the same made by the Company (subject to any copying limitations herein set forth).

11.6 Companies shall:

     (i) keep the Software Materials strictly confidential and limit access to those persons who either have a need to know or who are engaged in the use of the Software;
     (ii) reproduce TI's copyright and trade mark notices on any copy (whether in machine readable or human readable form) of the Software Materials;
     (iii) notify TI immediately if Companies becomes aware of any unauthorized use of the whole or any part of the Software Materials by any third party or person.

11.7 Companies shall ensure that use, (including also copying, reverse compiling, disassembling modifying) of and access to the Software Materials does not exceed the limitations set out in these ST&C. Companies shall be liable for any unauthorized use of, disclosure of, or access to, the Software Materials.

12. Copying of the Software Materials

12.1 Companies shall maintain an adequate back-up procedure for operational security purposes. Companies are allowed to make I (one) copy of the Software and the Program Documentation for back-up and/or studying or testing purposes (unless a higher number of copies is agreed upon in writing between the Parties). Such copy shall include the copyright and other restricted rights notices as are contained in the original copy delivered. Such copy shall in all respects be subject to the terms and conditions of these ST&C and shall be deemed to form part of the Software Materials.

12.2 Companies are permitted to store the backup/test copy of the Software Materials at the Site or at premises of Companies other than the Site provided that Companies notify TI in writing of the location of such other premises. The location of such copy may be changed from time to time at the discretion of Companies. In every case, Companies shall notify the TI within 7 (seven) days of any delivery of the copy to any such other premises.

12.3 Where the Site or the related equipment on which the Software is installed is rendered inoperable by circumstances beyond Companies' control then Companies are permitted to use temporarily one back-up copy of the Software on an alternative machine pending the repair/restoration of said Site or equipment (subject to the time limitation set forth below) to the extent strictly necessary for continuing the Commercial Use then permitted pursuant to the related license granted by TI. Such use may be carried out either at the Site or the other premises previously notified to the TI in accordance with subsection 12.2 above. Companies shall not be entitled to transfer the Software permanently from the applicable Site or equipment of original installation without the prior written consent of the TI. Commercial Use of the back up copy for more than 15 (fifteen) days, or such other longer period as it may be reasonable under the circumstances of the case, shall require the prior written consent of the TI, such written consent shall not be unreasonably denied.

13. Intellectual Property Infringement and Indemnity

13.1 TI will indemnify and hold harmless Companies against any damages (including any costs and reasonable attorney fees), provided that such damages are awarded by a court or tribunal of competent jurisdiction, in respect of any claim that the operation, possession or use by Companies of the Software Materials supplied under the relevant Project Form in compliance with the related license expressly granted by TI, infringes the Intellectual Property Rights of any third party validly granted and enforceable under the laws of the Territory. TI's indemnity is conditional on:

     (i) Companies giving prompt notice in writing to TI of any infringement allegation forthwith upon becoming aware of the allegation;
     (ii) Companies making no voluntary admission or disclosure without TI's consent and not at any time admitting liability or otherwise settling or compromising or attempting to settle or compromise the claim except upon the express instructions of TI;
     (iii) Companies giving TI exclusive authority to conduct and/or settle all negotiations and litigation (at the TI's expense); and
     (iv) Companies acting in accordance with the reasonable instructions of TI and giving to TI such reasonable assistance as may be required by TI's legal advisers in connection with any claim.

13.2 TI shall have no liability to Companies in respect of a claim of infringement of Intellectual Property Rights if:

     (i) the alleged infringement results from any breach of Companies' obligations under the Agreement, these ST&C and/or the relevant Project Form;

     (ii) the alleged infringement results from any alteration modification or adjustment to the Software or related Software Materials carried out by any party other than TI or made by TI under specific instructions or specifications of the Companies ;
     (iii) the integration of the Software or related Software Materials into, or the combination, connection, operation, or use of the Software or related Software Materials with any other software, hardware data base' and/or documentation, not supplied by TI or for performing any process for which the Software was not specifically developed or expressly licensed by TI, or
     (iv) use by the Companies of any release of the Software Materials different from the most updated release then supplied by TI to the Companies

The Companies shall hold TI harmless from any claim of such infringements under this Section 13.2.

14. Limitation of Liability

14.1 The Parties agree that:

(a) Except as provided for in item 14.1(d) below, the cumulative liability of TI in respect of all claims made by the Company in relation to or in connection with a specific IT Project provided under a Project Form, irrespective of the basis of claim and provided that such liability is ascertained by a final judgment of a competent court, shall not exceed the consideration actually paid by the Company to TI for the specific IT Project as set out in the relevant Project Form, unless the loss or damage has been caused by TI's gross negligence or willful misconduct (including fraud);

(b) Except as provided for in 14.1(d) below, the Company's liability to TI under each Project Form shall not exceed the total value of the related Project as set out in the relevant Project Form, unless the loss or damage has been caused by Company's gross negligence or willful misconduct (including fraud);

(c) Irrespective of the basis of the claim, and to the extent allowed by the mandatory rules of the applicable law, neither Party shall be liable to the other for any type of special, consequential or indirect loss or damages, including, without limitation, loss of profit, goodwill or business reputation of any kind;

(d) Notwithstanding the foregoing, the limitations of liability in this Article 14.1 shall not apply with respect to: (i) either Party's grossly negligent acts or willful misconduct; and/or (ii) either Party's breach of its confidentiality obligations hereunder.

(e) Nothing in these ST&C shall restrict or exclude the parties' liability for fraudulent misrepresentations.

15. Confidentiality

15.1 With respect to any and all Confidential Information exchanged by the Parties pursuant to an Project Form Section, 11.1 of the Agreement shall apply

16 Payments

16.1 The consideration payable by the Company to TI for the provision of each IT Services and/or royalties for the licensed Software, as well as the applicable invoicing and taxes provisions, are contemplated in the relevant Project Form.

16.2 Unless otherwise set forth in the related Project Form, the Company shall pay the amounts invoiced according to 16.1 above within sixty (60) days following the receipt of such invoice. Payment shall be made in Euro at the exchange rate in effect at the day of payment. For purposes of determining the amount due in Euro all amounts in Reais shall be converted into Euro at the applicable exchange rate on the payment date, as published by the Brazilian Central Bank.

16.3 In case the Company fails to make any payment when due as specified in the relevant Project Form, the Company shall pay interest on the amount due and unpaid. Interest shall accrue on the unpaid principal amount at a rate set forth in the Agreement.

16.4 Without prejudice to any other remedy provided under these ST&C and/or Project Form and the applicable laws, TI reserves the right to suspend the provision of the IT Service in the event the Company does not pay any due fee within the established term.

16.5 The decision of the Company not to use the licensed Software shall not entitle the Company to obtain any reduction of the agreed fees.

16.6 The Company shall not be entitled to set off any amount due to TI under the Project Form with any other amount due by TI to the Company under any other Project Form entered by and between the Parties or under any agreement other than the Agreement they may have been executed between them.

16.7 Unless otherwise determined by Brazilian legislation, regarding payments made by the Companies to TI in relation to Projects hereunder, all amounts payable under this Agreement by the Companies to TI shall be paid free and clear of any deduction for withholding taxes, or similar charges and TI shall always be paid and receive an amount invoiced herein. The Parties agree, however, that in the event that any the Companies are required by the Brazilian legislation to make any deduction or withholding of income taxes on the amounts due to TI hereunder, these shall be withheld from the payments due to TI and Companies shall deliver to TI any existing or necessary document, including receipts from Brazilian tax authorities related to the withholding of income taxes retained under local legislation.

16.8 Unless otherwise set forth in the relevant Project Form, if the Company disputes any portion of an amount shown as due in any invoice issued by TI hereunder, then the Parties will follow promptly and in good faith the billing dispute procedure set forth in the Agreement.

16.8.1 After the settling of such dispute, if the Company is required to pay to TI or if TI is required to return to the Company any such disputed amounts, the Parties agree that interest shall apply from the date such amounts were originally due, or not due –depending on the case, until the date of payment, and such Interest rate shall accrue on the unpaid principal amount at a rate, per annum, according to rates set forth in art. 5.9 of the Agreement. Payment of such amounts shall be made by (a) the Company if applicable, within sixty (60) following the receipt of the related invoice, or (b) in case of TI, by discounting such amount due to the Company in the next invoice to be issued by TI to the Company.

16.8.2 Billed amounts that are not under dispute shall be paid by the Company according to the related invoice.

17. Term and Termination

17.1 Unless otherwise agreed in the Project Form each Project Form shall enter into force and be binding to the Parties upon its Project Execution Date and shall remain in full force as long as the Agreement remains in full force and effect.

17.2 In addition to the express rights of termination detailed elsewhere in the Agreement, each Project Form may be terminated as follows:

(a) as per article 1454 of the Italian Civil Code, upon the breach of an obligation under these ST&C and/or the Project Form by either Party, the aggrieved Party may request in writing the breaching party to remedy the breach within thirty (30) days from the date of receipt of such request, and warn the breaching Party that, if the breach is not remedied within such thirty (30) days period, this Agreement shall terminate forthwith; or

(b) if an administrator, receiver or liquidator is appointed in connection with a Party or any part of its business, or it is otherwise insolvent, the other Party may terminate this Agreement by means of written notice forthwith.

17.3 Without prejudice to the provision set out hereinabove, it is here agreed and understood that each Project Form may be terminated by TI, upon giving 30 (thirty) day's prior written notice to the Company, without prejudice to Telecom Italia's right to claim compensation for damages and any other right and remedy of Telecom Italia, in the event that The Company uses the Software Materials outside the scope of the license expressly granted under the relevant Project Form or breaches any of its obligations under sections 11 or 12.

17.4 Without prejudice to the termination rights set forth hereinabove, and unless explicitly otherwise agreed in a Project Form, TI may terminate any and all Project Forms in the event TI ceases to have the Control of the Company which is party to such Project Form or in the event of any other material change in such Company shareholding occurs, by giving 180 (one hundred eighty) days prior written notice to the Company.

18. Effects of Completion or Termination of the Projects

18.1 Without prejudice to the provisions contained in Section 17 of these ST&C (Term and Termination), the Parties specifically agree that, upon completion of the Projects concerning Software licenses, or upon any expiration or termination of each Project as contemplated in the relevant Project Form or under these ST&C, the Company shall cease to use the Software Materials. Within fifteen (15) days of completion, Companies shall at the TI's sole option either return or destroy all copies of the Software Materials delivered or made hereunder. Within fifteen (15) days of completion an authorized officer of Companies shall certify in writing to the TI that cessation has occurred and the obligations of Companies with respect to the return or destruction of the Software Materials have been met. The termination of each Project Form and of the IT Services there under shall not affect the portion of the Services implemented before such termination and shall be without prejudice to any other right or remedy under these ST&C or applicable law.

19. Notices

19.1 Any notice related to a Project Form concerning the granting of a Software license or the provision of IT Services shall be delivered according to the rules set forth in section 11.6 of the Agreement to the addresses contained herein below (or such other address as shall have agreed between the Parties in each Project Form):

Telecom Italia

Refer to the addresses indicated in each Project Form

______________

TIM Celular; TIM Nordeste
Lara Cristina Ribeiro Piau Marques
Av. das Americas, No. 3434, Bl. 1, 5th Floor
22640-102, Rio de Janeiro, RJ, Brazil
Tel.: +55 21 4009 4060
Fax: +55 21 4009 4542
Email: lpiau@timbrasil.com.br

19.2 All notices under this Annex shall be provided in writing and shall be sent by fax and confirmed by registered mail with acknowledgement of receipt. Such notices shall be conclusively deemed to have been received by the addressee no later than the date shown on the signed postal receipt.

20 Governing Law and Settlement of Disputes

20.1 These ST&C and each of the Project Form shall be governed by the laws of Italy. Section X of the Agreement applies, governs the matter concerning the settlement of disputes and is incorporated in these ST&C by reference.

ANNEX V
SPECIAL TERMS AND CONDITIONS
FOR THE PROVISION OF REMOTE PLATFORM SERVICES

Article 1 Definitions and Interpretation.

1.1 For the purposes of this Special Terms and Conditions for the Provision of Remote Platform Services (hereafter referred to as "ST&C"), and in addition to any other term defined in any specific Project Form and/or in the Agreement, the capitalized words and expressions shall have the following meaning:

Agreement:	The Cooperation and Support Agreement entered by and among TI, TIM Celular, TIM Nordeste and TIM Part., the latter as intervening party, which these ST&C are one on the Annexes thereto.

Affiliate:	shall have the meaning ascribed to it in the Agreement.

Control:	shall have the meaning ascribed to it in the Agreement:

Customer(s):	means the Company's customers

Customer Data:	means the data related to the Company's Customers which are processed in the network and the information technology systems of TI as they are from time to time specified in each relevant Project Form.

Party(ies):	shall mean TI and the Company (ies) which enter into the Project Form for the Remote Platform Services.

Project Effective Date:	means the implementation starting date of each Project for the rendering of Remote Platform Services to the Company.

Project Execution Date:	shall have the meaning ascribed to it in the Agreement

Intellectual Property Rights (IPRs):	shall have the meaning ascribed to it in the Agreement.

Launch Date:
means the date agreed upon between the Parties in any Project Form upon which a Remote Platform Service to be provided hereunder shall become commercially available to, and accessible by, the Companies.

Platforms:	mean the hardware/software suits and all the infrastructured links, protocols and technical parameters used by TI for the provision of the Remote Platform. Services to its own clients and capable to be used for the provision of said services also to third mobile telephony operators' clients.

Service Level Agreement or SLA:	means a set of quality and/or performance standards that shall be observed and achieved by TI in the implementation and provision of a Remote Platform Services that may agreed upon by TI and a Company and enclosed in the relevant Project Form.

Project Form:	shall mean any Project Form, as defined in the Agreement, entered into, from time to time, by TI and a Company, describing and governing the specific activities that TI shall put in place to the benefit of the Companies, irrespective of the Project Area which the Project refer to.

Remote Platform Services:	means such information technology services provided by TI to the Companies in a remote way by means of a platform based in Italy or in any other place, different to the Companies premises, which is deemed suitable by TI to the end of the service provision. Such Remote Platform Services may encompass, but are not limited to, the so called value added services, i.e. those telecommunication services providing a higher level of functionality than the basic voice transmission services offered by a mobile telecommunication network, including, without limitation, features, functions,. products and/or services accessible through wireless devices via SMS, WAP, MMS.

Article 2 Scope and Structure

2.1 The purpose of these ST&C is to set forth the terms and conditions governing the provision by TI (directly or, subject to TI discretion, tough its Affiliates) to a Company of Remote Platform Services, upon the execution of a relevant Project Form, in order for the Company to be able to render a specific service or functionality to its Customers.

2.2 The specific Remote Platform Services shall be identified and regulated by the Project Forms as they may be executed by the Parties from time to time. In case of any discrepancy between these ST&C and any of the Project Foiins, the terms and conditions of the Project Form shall prevail. Any subject which is not directly regulated under these ST&C will be governed by the terms and conditions contained in the Agreement and/or in the Project Form, as the case may be.

2.3 Each Project Form shall contain the general common items of a Project Form as identified in Section 3.3 of the Agreement, but can however contain those additional headings, terms and conditions and matters that, from time to time, the Parties may deem useful or necessary contemplate in light of the specific Remote Platform Services to be implemented.

2.4 In the event the Company chooses to incorporate any additional Remote Platform Services or any additional features, functions and/or products related to the Remote Platform Services already provided under a Project Form, then the Company and TI shall mutually agree upon the applicable terms and conditions and, if useful or necessary shall enter into an additional specific Project Form in relation thereto or, as the case may be, modify appropriately the relevant existing Project Form.

Article 3 Provision of the Remote Platform Services.

3.1 TI shall provide the Company with the Remote Platform Services identified and described in each Project Form entered, from time to time, by them.

3.2 TI will be deemed to have performed its obligation to provide the Remote Platform Service(s) agreed in each Project Form upon making the Remote Platform Services available to the Company within the established Launch Date and in due observance of the terms and conditions set forth herein and in the applicable Project Form. TI will be consequently entitled to have the relevant payment from the Company starting as of the Launch Date. and, in the light of the aforesaid, TI's right to the due payment shall not be in any way affected by the Company's decision concerning the date and the timing upon which the Company will make the specific service or functionality based on the Remote Platform Services available to its own clients. In order to ensure that the Value Added Service(s) shall be launched on the established Launch Date, either Party shall bear its own related costs and comply with all applicable procedures considering its own technical and operational environment (test and production) with the aim to ensure that the Value Added Service(s) will be implemented and launched on the planned Launch Date.

3.3 TI's actions for the provision of the Services will be performed in Italy where the Platforms are based and managed, without prejudice to the possibility for TI, at its own discretion, to perform such actions in any other place as it will be necessary or opportune for the purposes of this Agreement. Notwithstanding the foregoing, the Remote Platform Services will be provided by TI so that the specific corresponding service or functionality may be delivered to the Company's clients according to the description contained in the applicable Project Faun..

3.4 TI will be allowed to subcontract the provision of the Remote Platform Services hereunder and will notify in writing the Company in relation thereto. It is here understood that, in such event, TI remains responsible for the performance of its obligation under these ST&C and the related Project Form.

3.5 TI shall provide the Remote Platform Services in accordance with the service levels set forth in the SLA contemplated in the Project Form, if applicable. Any problem related to the provision of the Value Added Service will be addressed according to the service maintenance procedure as established in the SLA that, if contemplated, will be enclosed in the relevant Project Form. Without prejudice to the foregoing, in the event TI fails to maintain, or experiences interruption in the Remote Platform Services, TI shall make commercially reasonable efforts to restore the Remote Platform. Services and shall monitor the Remote Platform Services to ensure that all service-impacting incidents are detected and addressed as quickly as possible and shall immediately inform the Company accordingly.

3.6 In general, the Company shall provide TI with the support necessary to allow TI the provision of the Remote Platform Services and shall assist and advise TI in relation to the compliance with any Brazilian law affecting the performance of any Remote Platfoini Services provided under each Project Form. The performance of any Project by TI is subject, inter alia, to the conditions precedent set forth in Section 4.3 of the Agreement

3.7 The Parties acknowledge and agree that: i) the processing of the Customer Data made by TI in connection with the Value Added Service is necessary for TI to perform to, and comply with, the obligations set out in this ST&C and the Project Form and, in particular, to allow the Company to provide its clients with the Value Added Service(s); ii) TI will process the Customer Data in connection with these ST&C, in compliance with the Italian data protections legislation in force (Legislative Decree n. 196/2003 and subsequent amendments) as well as will endeavour reasonable efforts to accommodate any request addressed by the Company and/or by the Brazilian authorities in connection therewith, provided however that all the incremental costs necessary to comply with such requests will be borne by the Company.

3.7.1 TI acknowledges that, as between TI and the Company, the Company is the owner of the Customer Data.

3.7.2 The Company acknowledges and agrees that TI shall protect the Customer Data, which it either gathers or stores, from being accessed, altered, copied, disclosed or otherwise misused by hackers or other unauthorized third parties in full compliance with the Italian Legislative Decree n. 196/2003 and subsequent amendments.

Article 4 Payments

4.1 The fees payable by the Company to TI for the provision of each Remote Platform Services as well as the applicable invoicing and taxes provisions are contained in the relevant Project Form. Unless otherwise set forth in the related Project Form, within 30 (thirty) days from the end of each calendar month, TI shall send f the Company an invoice detailing the fees due to TI pursuant to the tefins and conditions set forth in the respective Project Form

4.2 Unless otherwise set forth in the related Project Form, the Company shall pay the amounts invoiced according to 4.1. above within sixty (60) days following the receipt of such invoice. Payment shall be made in Euro at the exchange rate in effect at the day of payment. For purposes of determining the amount due in Euro all amounts in Reais shall be converted into Euro at the applicable exchange rate on the payment date, as published by the Brazilian Central Bank.

4.3 In case the Company fails to make any payment when due as specified in the relevant Project Form, the Company shall pay interest on the amount due and unpaid. Interest shall accrue on the unpaid principal amount at a rate set forth in Section 5.9 of the Agreement.

4.4 Without prejudice to any other remedy provided under these ST&C and/or Project Form and the applicable laws, TI reserves the right to suspend the provision of the Value Added Service in the event the Company does not pay any due fee within the established term.

4.5 The decision of the Company not to use the Value Added Service shall not entitle the Company to obtain any reduction of the agreed fees.

4.6 The Company shall not be entitled to set off any amount due to TI in consideration of the Remote Platform Services agreed under the Project Form. with any other amount due by TI to the Company under any other agreement they may have executed between them.

4.7 Unless otherwise determined by Brazilian legislation, regarding payments made by the Companies to TI in relation to Projects hereunder, all amounts payable under this Agreement by the Companies to TI shall be paid free and clear of any deduction for withholding taxes, or similar charges and TI shall always be paid and receive an amount invoiced herein. The Parties agree, however, that in the event that any the Companies are required by the Brazilian legislation to make any deduction or withholding of income taxes on the amounts due to TI hereunder, these shall be withheld from the payments due to TI and Companies shall deliver to TI any existing or necessary document, including receipts from Brazilian tax authorities related to the withholding of income taxes retained under local legislation.

4.8 Unless otherwise set forth in the relevant Project Form, if the Company disputes any portion of an amount shown as due in any invoice issued by TI hereunder, then the Parties will follow promptly and in good faith the billing dispute procedure set forth in the Agreement.

4.8.1 After the settling of such dispute, if the Company is required to pay to TI or if TI is required to return to the Company any such disputed amounts, the Parties agree that interest shall apply from the date such amounts were originally due, or not due depending on the case, until the date of payment, and such Interest rate shall accrue on the unpaid principal amount at a rate, per annum, according to rates set forth in art. 5.9 of the Agreement. Payment of such amounts shall be made by (a) the Company if applicable, within sixty (60) following the receipt of the related invoice, or (b) in case of TI, by discounting such amount due to the Company in the next invoice to be issued by TI to the Company

4.8.2 Billed amounts that are not under dispute shall be paid by the Company according to the related invoice.

Article 5 Term and Termination

5.1 Unless otherwise agreed in the Project Form, each Project Form shall enter into force and be binding to the Parties upon its Project Execution Date and shall remain in full force as long as the Agreement remains in force and effect.

5.2 In addition to the express rights of termination detailed elsewhere in the Agreement and unless otherwise agreed in each Project Form, each single Project Form may be terminated as follows:

(a) as per article 1454 of the Italian Civil Code, upon the breach of an obligation under these ST&C and/or the Project Form by either Party, the aggrieved Party may request in writing the breaching party to remedy the breach within thirty (30) days from the date of receipt of such request, and warn the breaching Party that, if the breach is not remedied within such thirty (30) days period, this Agreement shall terminate forthwith; or

(b) if an administrator, receiver or liquidator is appointed in connection with a Party or any part of its business, or it is otherwise insolvent, the other party may terminate this Agreement by means of written notice forthwith.

(c) in accordance with the provisions of the SLA, if applicable.

5.3 Without prejudice to its termination rights under Article 5.4 above, and unless explicitly otherwise agreed in a Project Form, TI may terminate any and all Project Forms in the event Telecom Italia Group ceases to have the Control of the Company or in the event of any other material change in the Company shareholding occurs, by giving a one hundred eighty (180) days notice in writing.

5.4 In addition to the other case of termination provided for under this Article, the Company may terminate this Agreement for convenience upon giving ninety (90) days' prior written notice and subject to the payment of the amounts determined in the relevant Project Form.

5.5 Termination of this each Project Foam pursuant to this Article shall be without prejudice to any other rights or remedies a Party may be entitled to hereunder or at law. Such-termination shall not affect any accrued rights or liabilities of either Party nor shall it affect the coming into or continuance in force of any provision hereof which is expressly or by implication intended to come into or continue in force on or after such termination.

5.8 For sake of clarity, but without limitation, the rights and obligations of the Parties under Articles 6, 7, 8 and 9 and 12, shall survive such termination or expiration.

Article 6 Limitation of Liability

6.1 The Parties agree that:

(a) Except as provided for in item 6.1(d) below, the cumulative liability of TI in respect of all claims made by the Company in relation to or in connection with a specific Value Added Service provided under the relevant Project Form , irrespective of the basis of claim and provided that such liability is ascertained by a final judgment of a competent court, shall not exceed the consideration actually paid by the Company to TI for the specific Project as set out in the relevant Project Form (i.e. the fixed amount and the variable amount accrued up to the date of the claim), unless the loss or damage has been caused by TI's gross negligence or willful misconduct (including fraud);

(b) Except as provided for in 6.1(d) below, the Company's liability to TI under each Project Form shall not exceed the total value of the related Remote Platform Services (i.e. the fixed amount and the variable amount accrued up to the date of the claim), unless the loss or damage has been caused by Company's gross negligence or willful misconduct (including fraud);

(c) Irrespective of the basis of the claim, and to the extent allowed by the mandatory rules of the applicable law, neither Party shall be liable to the other for any type of special, consequential or indirect loss or damages, including, without limitation, loss of profit, goodwill or business reputation of any kind;

(d ) Notwithstanding the foregoing, the limitations of liability in this Article 6.1 shall not apply with respect to:

     (i) either party's grossly negligent acts or willful misconduct; and/or
     (ii) either party's breach of its confidentiality obligations under article 7 these ST&C.
     (iii) either party's breach of Article 8 of these ST&C

(e) Nothing in this Agreement shall restrict or exclude the parties' liability for fraudulent misrepresentations.

6.2 Each Party (the "Indemnifying Party") will defend, indemnify and hold harmless the other Party (the "Indemnified Party"), and its affiliates and their respective directors, officers, employees and agents, from and against any and all claims, costs, losses, damages, judgments and expenses, including, without limitation, reasonable attorneys' fees and costs, arising out of or in connection with any Third Party claim related to any breach of such Party's representations, warranties, covenants or obligations set forth in this Agreement (collectively the "Damages"). The Indemnified Party agrees that the Indemnifying Party shall have sole and exclusive control over the defence and settlement of any such Third Party claim. The Indemnifying Party, however, shall not acquiesce to any judgment or enter into any settlement that adversely affects the Indemnified Party's rights or interests without prior written consent of the Indemnified Party. The Indemnified Party shall promptly notify the Indemnifying Party of any such claim of which it becomes aware and shall: (a) provide reasonable cooperation to the Indemnifying Party, at the Indemnifying Party's expense, in connection with the defence or settlement of any such claim; and (b) to the extent allowed by the law, be entitled to participate in the defence of any such claim at the Indemnified Party's expense. Failure of the Indemnified Party to give prompt notice of any claim shall not relieve the Indemnifying Party of its indemnification obligation, except to the extent of liability that would have been avoided had prompt notice been given.

Article 7 Confidentiality

7.1 With respect to any and all Confidential Information exchanged by the Parties pursuant to a Project Rum Section, 11.1 of the Agreement shall apply.

Article 8 Intellectual Property Rights

8.1 The Company hereby acknowledges agrees that:

(a) TI is the owner of several Intellectual Property Rights connected to or related with the Remote Platform Services provided herewith, and no patent, copyright, trademark, or other proprietary right or license thereon is granted by these ST&C or Project Form by TI to the Company and if the Company shall dispute the validity of such Intellectual Property Rights, or opposes to the registry of such Intellectual Property Rights within any worldwide jurisdiction, TI shall have the right to terminate these ST&C and the agreement under the Project Form;

(b) the disclosure of Confidential Information and materials which may accompany the disclosure by TI to the Company shall not result in any obligation to grant rights thereon;

(c) any transfer or license of intellectual property rights shall be regulated by way of a separate written agreement or Project Form between the Parties.

8.2 Except to the extent otherwise specifically set forth in any Project Form:

(a) Section IX off the Agreement governing Intellectual Property Rights shall apply

(b) Unless otherwise agreed in writing between TI and a Company, TI owns and retains all right, title, interest and responsibility in and to the Intellectual Property related to the Platforms and the Remote Platform Services provided hereunder to the extent, however, that such Remote Platform Services were developed in whole or in part by TI or TI has, by other way, title there to;

(c) Company owns and retains all right title and interest, subject to Article 3.7 above, in the Customer Data.

Article 9 Representations and Disclaimer.

9.1 Either Party represents that the execution and delivery of their obligations under each Project Form will not result in a breach or constitute a violation of, or constitute a default under, the organizational document of either Party or any law, regulation, order, or judgment applicable to such Party or any agreement, course of dealing, obligation, or instrument to which such Party is a party or by which such Party or any of its property is bound, which breach, violation, conflict, or default could have an adverse effect on the Parties or on the ability of such Party to perform its obligations under these ST&C and the Project Form.

9.2 The Company warrants that it will duly obtain and deliver any consent, approval or action of, filing with or notice to any Brazilian governmental or regulatory authority necessary or required in connection with its execution, delivery and performance of this a Project Form.

9.3 Except for the express representations warranties and covenants made in this Article 9, and elsewhere in the Agreement, this ST&C and/or Project Form, the Remote Platform Services provided by TI to the Company are provided "as is", without any representations, warranties or covenants, including, but not limited to any implied warranty of: (a) merchantability or fitness for a particular purpose; (b) uninterrupted or error free service provision.

9.4 Unless otherwise provided for in the related Project Form, TI disclaims any responsibility in relation to the kind of Customer Data and/or the kind of information either provided or generated by both the Company or the Company's Customers that may be transmitted by means of the Remote Platform Services provided under this Agreement and shall not be liable to the Company neither to any third party in relation thereto.

9.5 The Company will defend, indemnify and hold harmless TI and its their directors, officers, employees and agents, from and against any and all claims, costs, losses, damages, judgments and expenses, including, without limitation, reasonable attorneys' fees and costs, arising out of or in connection with any third party's claim related to the kind of information transmitted. TI shall promptly notify the Company of any such claim of which it becomes aware and shall: (a) provide reasonable cooperation to the Company, at the Company's expense, in connection with the defense or settlement of any such claim; and (b) to the extent allowed by the law, be entitled to participate in the defense of any such claim.

10. Waiver

10.1 The waiver by either Party of a breach or default of any of the provisions of this Agreement by the other party shall not be construed as a waiver of any succeeding breach of the same or other provisions. Delay or omission on the part of either party to exercise or avail itself of any right power or privilege that it has or may have hereunder shall not operate as a waiver of any breach or default by the other Party.

11. Notices

11.1. Any notice related to Project Form shall be delivered according to the rules set forth in section 11.6 of the Agreement to the addresses contained herein below (or such other address as shall have agreed between the Parties in each Project Form):

Telecom Italia S.p.A.

Refer to the addresses indicated in each Project Form

_____

TIM Celular; TIM Nordeste

Lara Cristina Ribeiro Piau Marques
Av. das Americas, No. 3434, Bl. 1, 5th Floor
22640-102, Rio de Janeiro, RI, Brazil
Tel.: +55 21 4009 4060
Fax: +55 21 4009 4542
e-mail: lpiau@timbrasil.com.br

Article 12 Governing Law and Settlement of Disputes

12.1 These ST&C and each of the Project Form shall be governed by the laws of Italy. Section X of the Agreement applies, governs the matter referenced in the heading of this Section 10 and is incorporated in these ST&C by reference.

ANNEX VI
PROJECT FORM TEMPLATE

Cooperation and Support Agreement

amongst
TELECOM ITALIA SPA
("TI" )
and
TIM CELULAR S.A. and TIM NORDESTE S.A.
("Companies")

______________________________________________

PROJECT FORM 2007

______________

[.... Project Area.... ]

______________

[....Project Name.... ]

______________

Project Identification Number: [.....]

1. PROJECT IDENTIFICATION

Project Area:.......................
Project name:......................
Project number:..................

2. SCOPE OF THE PROJECT

.............................................

3 . PROJECT DESCRIPTION

[Software to be licensed/ Services to be provided]

4. PROJECT PRICE. PAYMENT TERMS.

.............................................

5. TRAVEL EXPENSES

.............................................

6. PROJECT LEADER. PROJECT TEAM,

Mr.............................................. is the Project Leader.
The Project Team is composed by .............................................

7. WORK SITE

.............................................

8. PROJECT EFFECTIVE DATE

The Project Effective Date is: .............................................

9. TECHNICAL SPECIFICATIONS/TEST PARAMETERS

.............................................

10. PROJECT MILESTONES/DELIVERABLES/CHRONOGRAM

[If applicable]

Deliverables	DATE OF DELIVERY	EFFORT (man*days)

11. SERVICE LEVEL AGREEMENT

[If applicable]

12. WARRANTIES

.............................................

13. COOPERATIOON AND SUPPORT AGREEMENT

This Project Form is governed by the "Cooperation and Support Agreement" and the related applicable Annexes executed amongst Telecom Italia SpA, on the one side, and TIM Celular S.A. and TIM Nordeste S.A., on the other side, upon the of 2007.

TELECOM ITALIA SPA
By: ______________________
Name: ____________________
Title: _____________________

Date: _____________________

TIM CELULAR S.A.

By: ______________________
Name: ____________________
Title: _____________________
Date: _____________________

TIM NORDESTE S.A.

By: ______________________
Name: ____________________
Title: _____________________
Date: _____________________

ANNEX VII
ROADMAP

1. This Annex VII contains the Road Map agreed upon between the Parties pursuant to Article 3.1.1 of the Agreement.

2. The Parties here acknowledge and agree that the Projects outlined in the Roadmap are deemed to be implemented within the 31st of December 2007 being this date the term of the Agreement as approved by the Board of Directors of TIM Participaçõs S.A.

Cooperation and Support Agreement Telecom Italia — Brazilian Companies ANNEX VII Roadmap of Marketing, Sales, Customer Operations, International Applications, and Global Network Activities in 2007

2 May, 2007

Marketing - Activities 2007 Brasil –1/2

Project		Benefit	Timing	Price (euro)
Convergent Approach to Market	1) Definition of a convergent positioning, which may include the implementation of an ISP strategy. 2) Identification of segments to be approached with a convergent offer. 3) Definition of convergent offers, targeted to the above segments. The offers will include TIM case evolution (fixed number, issues related to incoming tariffs) and BB data services through 3G and/or WIMAX 4) Positioning and launch of 3G services, using 3G as accelerator of the multimedia approach to the services portfolio	• Positioning in the convergent market • New revenue stream (fixed market)	Apr — Dec 2007	58.940
Segmentation and Customer Relationship Management Processes	1) Fidelization and segmentation (knowledge): consulting in defining and implementing a loyalty program and/or specific actions for each relevant segments 2) Retention: consulting on re definition of processes, offers, actions/campaigns in lights of the different market contest and Tim strategy (convergence)	1) Improvement of the current Segmentation and Customer Relationship Management processes 2) churn reduction on the high value segments 3) new cross/up selling policies (ARPU increase).	Mar-- Dec 2007	63.000
New approach to the low value segment	Support in definition of an sustainable approach to the low end pre paid segment, building a differentiated business model from acquisition to offer, caring and quality of services.	Penetrating the Low end segment keeping na acceptable level of profitability (SAC/Arpu)	Apr— Dec 2007	35.490

2

Marketing - Activities 2007 Brasil 2/2

Project		Benefit	Timing	Price (euro)
Plug and Play approach on Value Added Services	Support the development of an advanced vas approach to increase service usage and revenues. Support to increase and improve Music Offer (with services such as Ring back tones and Music store). Consulting in defining and implementing new business models to develop services (self-generated content, community services). Consulting to improve Wap potential; handset, sim card and customization know-how sharing	• ARPU increase • Time to market • Strengthen TIM Brasil positioning as innovator	Feb – Dec 2007	98.070
Mobile and Fixed Number Portability	Consultancy regarding: • Business positioning, market development and commercial approach • actions to prevent churn growth • impacts on processes • technological solutions	Elaboration of an adequate strategy in the light of a consolidated experience on the subject matter.	June-Sept 2007	29.470
Unbundling of the Local Loop	Workshop to define of guidelines for the lobby activities toward the regulatory authority. Follow up and monitoring of the regulatory framework evolution.	Elaboration of an adequate strategy in the light of a consolidated experience on the subject matter.	II Half 2007	29.750

TOTAL MARKETING 314.720

3

Sales - Activities 2007 Brasil

Project		Benefit	Timing	Price (euro)

SME target enhancement	Agent Loyalty	To reduce current agent turn over in order to approach the SME valuable customers with a faster and more motivated and efficient sale force.	Jan — Dec 07	42.420

	Post Sale	Increase the effectiveness of the process which involve sale, customer care and post sale sectors to give a faster and satisfactory response to these valuable customers.	Jan — Dec 07	31.010

RETAIL Channel Management	Dealer Segmentation	Dealer grouping into distinctive dealer segments to allow to invest the right resources into the right channel groups, increasing channel productivity and enhancing the most potential dealer performances	Jan — Dec 07	75.670

	Incentive policy	On the dealer segmentation basis, definition of the best incentive tools mix and the most challenging targets for each group to boost dealer performances in terms of overall sales, top of the range handsets and VAS sales and specifically enhance results on high end customer acquisition.	Jan — Dec 07	70.280

TOP CLIENT	Channel Process definition	TIM Brasil optimal implementation plan flankering of the new direct selling structure focused on the TOP Client. Prioritized focus on process to the point definition.	May — Dec 07	34.090

	ICT/offer	To support the implementation of the brand new sales force structure and to outline the best ICT offer portfolio and to define a plan for ICT appropriate partner selection.	May — Dec 07	40.180

Handset line up range	Range width and models definition	Mobile handset line up management in terms of: SIM lock, Sim bundling, model exclusivity and subsidy, tailor made communications and promotions to boost line acquisition and increase customer value.	Jan — Dec 07	34.090

Trade Marketing	Channel image improvement & Local Crash Program	Improve channel image with highly visible and consistent in the shop communication To increase business results in underdeveloped areas.	Feb — Dec 07	78.645

	Convention & Education	To arrange franchisees/dealers sales booster and team building events.	Feb — Dec 07	68.740

TOTAL SALES 475.125

Customer Operations - Activities 2007 Brasil

Project	Benefit	Timing	Price (euro)
Reduction of calls within Customer Operations	The reduction of calls within COP benefits both the retention of customers and the potential development of the base; The improvement of the overall processes positively affects efficiency;	June - December 2007	41.720
Re-definition of call back to Customers	The improvement of the overall processes positively affects efficiency; Increase of Recharges (Traffic) through a better management of customer needs; Reduce Customer complaints on traffic data;	June - December 2007	21.070
Management of Premium Customers	Improve match between terminal/plan and Customer; Increase loyalty/retention through re-negotiation;	June - December 2007	52.815
Improve general/organizational elements	Increase skills/autonomy of agents through training and job rotation; Improve effectiveness by creating "director groups" within each call center that are linked with the holding; Improve performance by assigning top-down goals;	March - December 2007	84.630

TOTAL CUSTOMER OPERATIONS 200.235

5

Global Network - Activities 2007 BrasiI 2/2

Project	Benefit	Timing	Price (euro)
plug & play
iNMS
-iNMS License Solution	Better performances:
the system will be completely installed in Rio de Janeiro in order to save the OPEX for the bandwidth occupancy on the international links;
with the hardware provided in Brazil, I-NMS TeMIP will be able to serve up to 45 concurrent users as required by TIM Brasil;
Better scalability:
	OV TeMIP provides a modular and distributed framework; new functional modules can be plugged in on this system in order to address new functional requirements; the system is also able to support an increasing number of concurrent users by simply adding new Presentation Servers.	Jan-07 Dec-07	877. 100
-iNMS Porting on TEM1P and architecture evolution		Jan-07 May-07	335.000
-iNMS customisation	New possibilities for alarm normalization, filtering and correlation:
TeMIP Low Level Filters: providing more possibilities to normalize the received alarms (through Corrective Filters) and a set of built-in intelligent filters (Tap, Transient, Toggling, Threshold and Heap);
	TeMIP Expert: based on FLOG RulesmI , is the foundation for building decision-support systems that use TeMIP Framework, in particular, it can be used to reduce the volume of alarms through powerful alarm filtering and correlation and also to automate network management tasks, thus improving the quality of service and decreasing operational costs.	Mar-07 Dec-07	398.000
iNMS SUBTOTAL			1.610.100
outsourcing
IBOX
-IBOX - Outsourcing	Reducing Time to Market for VAS launch.	Jan-07 Dec-07	1.961.000
-Operation and Maintenance Support for IBOX - Outsourcing		Jan-07 Dec-07	630.000
IBOX SUBTOTAL			2.591.000
SQM customisation	Use Telecom Italia SQM system for end to end QoS monitoring of VAS services of TIM Brasil	Mar-07 Dec-07	100.000
Push to Talk Over Cellular (POC)	Quick and low impact introduction of PoC service in TIM Brasil Network	Jan-07 Dec-07	21.000
SWORD Trial	Sword benefit: - Centralizing network management; - QoS improvement due to network real time monitoring - OPEX reduction for maintanence due to remote monitoring of network nodes; - Centralized DB for network fault events;	Jan-07 May-07	45.000

TOTAL GLOBAL NETWORK 7.999.817

10

TI Draft - January 29th 2008

FIRST AMENDMENT

DATED [..........................] 2008

TO THE

COOPERATION AND SUPPORT AGREEMENT

BETWEEN

TELECOM ITALIA S.p.A.

AND

TIM CELULAR S.A.,

TIM NORDESTE S.A.

AND

TIM PARTICIPAÇÕES S.A.

1/4

TI Draft - January 29th 2008

This amendment (the “Amendment”)is made this [__________] 2008 by and between:

Telecom Italia S.p.A., an Italian corporation, with its head office located in the City of Milan, at Piazza Affari 2, 20123, registered with the Italian Register of Companies under number 00488410010 (hereinafter referred to as “TI”),

and

TIM CELULAR S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of São Paulo, State of São Paulo, at Avenida Giovanni Gronchi, no 7143, Brazil, registered with the National Register of Legal Entities (C.N.P.J.) under number 04.206.050/0001 -80, (hereinafter referred to as “TIM CELULAR”); and TIM NORDESTE S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Jaboatão dos Guararapes, State of Pernambuco, at Av. Ayrton Senna da Silva, n° 1.633, Brazil, registered with the National Register of Legal Entities (C.N.P.J.) under number 01.009.686/0001 -44, (hereinafter referred to as “TIM NORDESTE”, and together with TIM CELULAR sometimes individually referred to as “Company” and jointly referred to as the “Companies”), and, as intervening party,

TIM PARTICIPAÇÕES S. A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida das Américas, n° 3434, 7th floor, Brazil, registered with the National Register of Legal Entities – C.N.P.J. under number .558.115/0001 -21, (“TIM PART”);

TI, TIM Celular and TIM Nordeste shall each individually be referred to as a “Party” and collectively be referred to as the “Parties”.

WHEREAS the Parties, as of the 30th of May 2007 executed the Cooperation and Support Agreement (the “Agreement”) for the provision of different kind of services and/or the granting of software licenses, by TI to TIM Celular and TIM Nordeste, in the areas of Network, Information Technology and Marketing and Sales;

WHEREAS the Agreement expired on the 2nd of January 2008 and the Companies are interested in availing of TI support and expertise, continuing in being provided by TI with services support and license in some core areas of the telecommunication business also beyond the above mentioned expiration date, by extending the term of the Agreement;

WHEREAS the extension of the term of the Agreement have been duly authorised by each Party’s corporate bodies and competent officers, in compliance with the best corporate governance rules and practice to them applicable

NOW, THEREFORE, the Parties hereto, in consideration of the foregoing premises which form an integral and substantial part of this instrument, agreed to execute this Amendment to the Agreement under the following terms and conditions.

2/4

TI Draft - January 29th 2008

1. Definitions and Interpretation.

1.1 The definitions contained in the Agreement and its Annexes shall apply to this Amendment (except where any term is specifically defined herein or the context otherwise requires).

1.2 This Amendment modifies the Agreement according to the terms and conditions set forth below. Except as expressly provided in this Amendment, no other term or condition set forth in the Agreement and its Annexes is modified by this Amendment, and nothing contained herein unless expressly provided to the contrary shall be deemed to be or constitute an amendment, modification, extension, supplement or novation of the Agreement and its Annexes.

1.3. Each reference in the Agreement to “this Agreement”, “hereunder”, “hereof”,' “herein” or words of like import referring to the Agreement, shall mean and be a reference to the Agreement as amended pursuant to this Amendment.

2. Amendment to the Agreement.

2.1 Extension of the Initial Term of the Agreement. The Parties hereby agree to extend the Initial Term, which expired upon the 2nd of January 2008, by establishing that the Agreement shall continue in full force and effect from the 3rd of January 2008 until the 2nd of January 2009 (“ the Extended Term).

2.2 Project Price Cap for 2008. The Parties agree to amend sub-section 5.1 of the Agreement setting forth that, during the Extended Term the Projects to be agreed upon between the Parties in connection with the Agreement shall not exceed the total amount of $8.700.000 Euros (“Projects’ Price Cap for 2008”).

2.3 Road Map 2008. Prior to the execution of this Amendment, the Companies and TIM Part have been provided by TI with a new Road Map which relates to year 2008, aiming at allowing the identification and evaluation of the possible Projects that the Companies may elect to pursue during the Extended Term. Such new Road Map for year 2008, has been further implemented in consultation between TI and the Companies and by the execution of this Amendment it is finally agreed between the Parties in the version which is enclosed hereto as Annex I (“Road Map 2008 ”). The Road Map 2008 will be used for the purposes set out in Section 3. 1.1 of the Agreement.

2.4 For the Extended Term, each reference in th e Agreement to the terms “Project Price Cap”, “Road Map”, “Initial Term” and “Annex VII”, shall be intended as a reference made to “Project Price Cap 2008”, “Road Map 2008”, “Extended Term” and “Annex I” respectively, as defined in this Amendment

2.5 The Parties acknowledge and agree that, for all that is not expressly provided in this Amendment to the contrary, the provisions contained Agreement shall apply.

3. Governing Law.

This Amendment shall be governed by the laws of Italy. The provisions of Section 10 of the Agreement shall apply to this Amendment and are incorporated herein by reference, mutatis mutandis.

____________________________

3/4

TI Draft - January 29th 2008

Telecom Italia S.p.A.
By:
Title:

____________________________

TIM Celular S.A.
By:
Title:

____________________________

TIM Nordeste S.A.
By:
Title:

And, as Intervening Party:

____________________________

TIM Participações S.A.
By:
Title:

4/4

Avv. Claudio Costa
Via Viotti , 9
10121 Torino - Italy

MOMSEN, LEONARDOS & CIA
Rua Teófilo Otoni, 63 / 10o andar
20090-080 Rio de Janeiro
RJ - BRASIL

     Via e-mail
Via facsimile

LEGAL OPINION

Re: Draft First Amendment to the Cooperation and Support Agreement between Telecom Italia S.p.a. and Tim Celular S.A., Tim Nordeste S.A. and Tim Participações S.A. (the "First Amendment")

In our opinion, the text of the abovereferenced First Amendment, as herewith enclosed, substantially complies with the mandatory rules of the Italian contract law.

The present legal opinion is based solely on the document provided to us, namely the text of the First Amendment herewith enclosed (Annex I, Road Map 2008 or other information were not provided to us and were not considered). In particular, it is excluded from the present opinion the consideration of the business aspects of the case and of the concrete interests of the parties into the various provisions of the First Amendment and the Cooperation and Support Agreement, since we are not aware of the negotiations occurred between them.

As we previously discussed, we are not expert of fiscal, currency, corporate or administrative matters (telecommunications, data protection laws), and separate advise should be obtained for any issues related to these subjects.

Yours sincerely

Avv. Claudio Costa
(Attorney at Law)

Turin, 24 January 2008

TI Draft - January 18th 2008

FIRST AMENDMENT

DATED [..........................] 2008

TO THE

COOPERATION AND SUPPORT AGREEMENT

BETWEEN

TELECOM ITALIA S.p.A.

AND

TIM CELULAR SA.,

TIM NORDESTE S.A.

AND

TIM PARTICIPAÇÕES S.A.

1/4

TI Draft - January 18th 2008

This amendment (the "Amendment") is made this [__________] 2008 by and between:

Telecom Italia S.p.A., an Italian corporation, with its head office located in the City of Milan, at Piazza Affari 2, 20123, registered with the Italian Register of Companies under number 00488410010 (hereinafter referred to as "TI"),

and

TIM CELULAR S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Sao Paulo, State of Sao Paulo, at Avenida Giovanni Gronchi, 7143, Brazil, registered with the National Register of Legal Entities (C.N.P.J.) under number 04.206.050/0001 -80, (hereinafter referred to as "TIM CELULAR"); and TIM NORDESTE S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of JaboatZio dos Guararapes, State of Pernambuco, at Av. Ayrton Senna da Silva, no 1.633, Brazil, registered with the National Register of Legal Entities (C.N.P.J.) under number 01.009.686/0001 -44, (hereinafter referred to as "TIM NORDESTE", and together with TIM CELULAR sometimes individually referred to as "Company" and jointly referred to as the "Companies"), and, as intervening party,

TIM PARTICIPACOES S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida das Americas, n° 3434, 7th floor, Brazil, registered with the National Register of Legal Entities — C.N.P.J. under number .558.115/0001 -21, ("TIM PART");

TI, TIM Celular and TIM Nordeste shall each individually be referred to as a "Party" and collectively be referred to as the "Parties".

WHEREAS the Parties, as of the 30th of May 2007 executed the Cooperation and Support Agreement (the "Agreement") for the provision of different kind of services and/or the granting of software licenses, by TI to TIM Celular and TIM Nordeste, in the areas of Network, Information Technology and Marketing and Sales;

WHEREAS the Agreement expired on the 2nd of January 2008 and the Companies are interested in availing of TI support and expertise, continuing in being provided by TI with services support and license in some core areas of the telecommunication business also beyond the above mentioned expiration date, by extending the term of the Agreement;

WHEREAS the extension of the term of the Agreement have been duly authorised by each Party's corporate bodies and competent officers, in compliance with the best corporate governance rules and practice to them applicable

NOW, THEREFORE, the Parties hereto, in consideration of the foregoing premises which form an integral and substantial part of this instrument, agreed to execute this Amendment to the Agreement under the following terms and conditions.

2/4

TI Draft - January 18th 2008

Definitions and Interpretation.

1.1 The definitions contained in the Agreement and its Annexes shall apply to this Amendment (except where any term is specifically defined herein or the context otherwise requires).

1.2 This Amendment modifies the Agreement according to the terms and conditions set forth below. Except as expressly provided in this Amendment, no other term or condition set forth in the Agreement and its Annexes is modified by this Amendment, and nothing contained herein unless expressly provided to the contrary shall be deemed to be or constitute an amendment, modification, extension, supplement or novation of the Agreement and its Annexes.

1.3. Each reference in the Agreement to "this Agreement", "hereunder", "hereof', "herein" or words of like import referring to the Agreement, shall mean and be a reference to the Agreement as amended pursuant to this Amendment.

2. Amendment to the Agreement.

2.1 Extension of the Initial Term of the Agreement. The Parties hereby agree to extend the Initial Term, which expired upon the rd of January 2008, by establishing that the Agreement shall continue in full force and effect from the 3rd of January 2008 until the 2nd of January 2009 ("the Extended Term).

2.2 Project Price Cap for 2008. The Parties agree to amend sub-section 5.1 of the Agreement setting forth that, during the Extended Term the Projects to be agreed upon between the Parties in connection with the Agreement shall not exceed the total amount of [___________]Euros ("Projects' Price Cap for 2008").

2.3 Road Map 2008. Prior to the execution of this Amendment, the Companies and TIM Part have been provided by TI with a new Road Map which relates to year 2008, aiming at allowing the identification and evaluation of the possible Projects that the Companies may elect to pursue during the Extended Term. Such new Road Map for year 2008, has been further implemented in consultation between TI and the Companies and by the execution of this Amendment it is finally agreed between the Parties in the version which is enclosed hereto as Annex I ("Road Map 2008"). The Road Map 2008 will be used for the purposes set out in Section 3.1.1 of the Agreement.

2.4 For the Extended Term, each reference in the Agreement to the terms "Project Price Cap", "Road Map", "Initial Term" and "Annex VII", shall be intended as a reference made to "Project Price Cap 2008", "Road Map 2008", "Extended Term" and "Annex I" respectively, as defined in this Amendment

2.5 The Parties acknowledge and agree that, for all that is not expressly provided in this Amendment to the contrary, the provisions contained Agreement shall apply.

3. Governing Law.

3.1 This Amendment shall be governed by the laws of Italy. The provisions of Section 10 of the Agreement shall apply to this Amendment and are incorporated herein by reference, mutatis mutandis.

3/4

TI Draft - January 18th 2008

____________________________

Telecom Italia S.p.A.
By:
Title:

____________________________

TIM Celular S.A.
By:
Title:

____________________________

TIM Nordeste S.A.
By:
Title:

____________________________

And, as Intervening Party:

____________________________

TIM Participacaes S.A.
By:
Title

4/4

MOMSEN
LEONARDOS
& CIA

February 8, 2008

     ENDEREÇO/VISITING ADDRESS
RUA TEÓFILO OTONI 63 / 10° andar
CENTRO
20090-080 RIO DE JANEIRO – RJ
BRASIL

TEL.: (21) 2136-4100
FAX.: (21) 2136-4200

E-MAIL: momsen@leonardos.com.br
http://www.leonardos.com.br

ENDEREÇO POSTAL / POSTAL ADDRESS
CAIXA POSTAL / P.O. BOX 21214
AGÊNCIA PRAÇA MAUÁ
20110-970 RIO DE JANEIRO – RJ
BRASIL

TIM CELULAR S.A.
Av. das Américas, 3434
Bloco J, 5° andar
Barra da Tijuca
22640-102, Rio de Janeiro, RJ
At: Lara Cristina Ribeiro Piau
lpiau@timbrasil.com.br
Alessandra Catanante Nasser de Melo
acatanante@timbrasil.com.br

REF.: Review of the First Amendment to the Cooperation and Support Agreement executed between TELECOM ITALIA S.P.A. and TIM CELULAR S.A., TIM NORDESTE S.A. e TIM PARTICIPAÇÕES S.A. and confirmation of the Legal Opinion of April 18, 2007;
O/ref.: L-2789

Dear Sirs,

We refer to the above subject matter and to your request that we reexamine the Legal Opinion of April 18, 2007 regarding the Cooperation and Support Agreement and review the first Amendment to such Agreement.

Initially, we would like call your attention to the fact that both the Agreement and the Amendment at stake are governed by the Italian Law. However, taking into consideration that it shall take place in Brazil we would like to provide you with the following comments.

The Amendment’s main purpose is the renewal of the Agreement’s term for one more year, that is, until January 2, 2009. Such renewal is duly establish by clause 8.1.1 of the Agreement and is not in conflit with Brazilian Law.

As a consequence of such renewal the Amendment alse needs to adequate the Agreement to the current new commercial scenario modifying the text of clause 5.1 (referring to “Project Price Cap for 2008”), clause 3.1.1 and its Attachment VII(referring to “Road Map 2008”).

Regarding the “Road Map 2008”, as set forth by clause 3.1.1 of the Agreement, we would like to stress that such document was drafted by TELECOM ITÁLIA S.P.A. and submitted to the approval of the other contracting parties.

After reviewing the Amendment, we are in a position to confirm that such document does not present any substantial modification to the Agreement executed by the parties in May 2007, as the Agreement’s main aspects remain as originally drafted. In view of that, we reiterate the terms our previous legal opinion and confirm that the Agreement is in accordance with the Brazilian Law. Likewise, the analyses of similar clauses in agreements of the same nature executed by companies with similar characteristics of those of Italia Telecom Group allows to conclude that the clauses of the Agreement remain in accordance with the terms and conditions usually adopted in arm’s length transactions.

In view of the above mentioned, we fully reiterate the contents of our opinion of April 18th, 2007, which can be summarized as follows: (i) the provisions of the Agreement remain in full efficacy according to the Brazilian legislation and we do not foresee any conflict between its provisions and the Brazilian Law; (ii) the modifications proposed by the Amendment do not affect the nature of the Agreement and, therefore, we confirm that it is not a Technology Transfer Agreement to be submitted for recordal at the Brazilian Patent and Trademark Office (BPTO).

As mentioned in our opinion of April 18th, 2007, the parties are free to establish the Italian Law as the governing law of the Agreement. However, the Brazilian Law can not be completely exempted and it may be applicable, even if subsidiarily, if a conflict regarding such contract is submitted to the Brazilian Courts.

It is our opinion that both the Agreement and the Amendment can be executed by the contracting parties as they are perfectly in accordance with the Brazilian Law.

Yours sincerely,             MOMSEN, LEONARDOS & CIA

____________________________	____________________________
Clarisse Escorel	Gabriel F. Leonardos
OAB/RJ 93776	OAB/RJ 64537

Index

— Index —

• Introduction
• Document Objectives and Basic Assumption
• Scope and Approach
• Evaluation and market price comparison
• “Consulting”
• “Outsourcing and Other Services”
• “Plug & Play”
• Conclusion
• Attachments

1

Introduction

Background –Information gathered by Accenture from TI in relation to the Cooperation

The Cooperation between Telecom Italia (here and after named TI) and TIM CELULAR S.A./TIM NORDESTE S.A (here and after named TIM Part.) is aimed at allowing TIM Part to benefit from the highly advanced services, solutions and innovations, which are still not broadly available in Brazilian market, with reduced investment (capital outlay) and mitigated implementation risk.

All cooperation and support activities that TI and TIM Part. carry out together can effectively improve Tim Brasil’s challenge versus its competitors within the Brasilian marketplace. In practical terms, the main benefits/advantages that can be achieved are:

– To take advantage of TI’s expertise and capability in the relevant industry, that was built-up throughout many years of TI operations as a primary player within the European market;

– Plug & Play of systems/services/processes/best-practices that have been extensively used in the Italian market and can be readily customized for the Brazilian market;

– Increase both effectiveness and efficiency by adopting in–house solutions that have already been extensively tested and used.

In order to regulate these future support activities provided to the Brazilian companies, a "Cooperation and Support Agreement” has been jointly developed by Italian and Brazilian teams. Planned support services have been evaluated an overall “Price Cap” has been determined.

In addition to this formal agreement, TI and TIM Part also agreed on producing a "Roadmap" which specifies the breakdown of activities that are intended to be carried out in 2008.

The value of this contract represents approximately 1% of the total annual capital expenditure reported on the 2008 company budget currently under approval.

Detailed Project Forms specifying contents/activities of each project will be produced before activities begin. (*)

(*) information not yet available

2

Index

— Index —

• Introduction
• Document Objectives and Basic Assumption
• Scope and Approach
• Evaluation and market price comparison
• “Consulting”
• “Outsourcing and Other Services”
• “Plug & Play”
• Conclusion
• Attachments

3

Document Objectives

TIM Participacões S.A requested that Accenture Brasil perform a comparison between market prices and prices within the “Cooperation and Support Agreement Amongst TELECOM ITALIA SPA(here and after named TI) and TIM CELULAR S.A. and TIM NORDESTE S.A (here and after named TIM Part.)".

The aim of this document is to presents the results of the comparison made by Accenture on the prices of the services and activities which from the scope of this "Cooperation and Support Agreement". This analysis is based on available information provided to Accenture by TIM Part: roadmap of the major activities to be carried out, and some additional information gathered directly from the relevant departments (e.g. supported capabilities and/or major application functionalities, daily rates).

4

Basic Assumption

Accenture’s analysis and conclusions will focus on verifying the prices of agreed services/activities objectives which are the scope of the “Agreement between TI and TIM Part.".

Contents and details of this cooperation, summarized on the road-map, were previously discussed at TI and TIM Part. management committee level and are to be considered as an input to of this activity. It is not thus included in this analysis any evaluation on identified specific contents to related services or deliverables.

In the following pages services and activities formally planned will be analyzed to evaluate if the applied prices are competitive and coherent with similar services and activities available in the market.

Accenture opinion will focus on comparing according to what is market standard the prices to what is the market standard of agreed services/activities objectives of the "Agreement between TI and TIM Part.".

From a legal stand point, it is not within on the scope of this document to verify any aspect related to legal terms and conditions.

This document does not imply any recommendation for buying or not buying Telecom Italia services.

5

Index

— Index —

• Introduction
• Document Objectives and Basic Assumption
• Scope and Approach
• Evaluation and market price comparison
• “Consulting”
• “Outsourcing and Other Services”
• “Plug & Play”
• Conclusion
• Attachments

6

Scope

Agreement contents – Project Type

Services and activities objective of the "Agreement between TELECOM ITALIA SPA and TIM CELULAR S.A. and TIM NORDESTE S.A." can be categorised and summarised as follow:

The technical evaluation in the following pages will be basically managed by project type (Consulting, Outsourcing and Other Services, Plug & Play).

(*) Outsourcing and Other Services basically refer to Outsourcing, Maintenance and Operation services (see attachment for details)

7

Scope

Agreement contents – 2008 versus 2007

The 2008 contract value represents approximately the 60% of 2007 contract value. (*)

The overall value of “Consulting” services is consistent within the amount agreed upon in 2007; even if the total value of “Consulting” services decreases the weight one has increased from 11 to 18% due to an overall decrease in the value of the Cooperation Agreement.

The weight of “Outsourcing and Other Services” increases with respect to 2007; "Plug & Play" 2008 decreases significantly due to the fact that for most of the Plug & Play projects carried out in 2007 related maintenance services shall be performed in 2008 whereas no additional relevant Plug & Play projects have been identified and agreed for 2008.

TI daily rates applied in the 2008 Agreement are the same as in 2007.

Due to the coherence between 2007 and 2008 contract services categories and applied daily rates, Accenture opinion approach will be coherent with the ones applied in 2007 also in terms of benchmarks data.

(*) This analysis refers to a comparison between 2007 and 2008 CSA budget contract values. Total 2008 capex values are currently under approval.

8

Scope

Agreement contents – Some Figures (1/3)

The total amount of the "Agreement between TI and TIM Part." can be summarised as follow according to project type:

Breakdown by Project Type	Value (K€)
Outsourcing & Other Services	6.702
Consulting	1.581
Plug & Play	349
Total	8.632

… or involved department:

Breakdown by Department	Value (K€)
Network	3.212
Information Technology	4.712
Sales	358
Marketing	350
Total	8.632

9

Scope

Agreement contents – Some Figures (2/3)

This evaluation will consider all “Consulting” projects and "Top" Outsourcing and Other Services or Plug & Play projects.

Top projects are the ones with a value bigger than 150K€ .

Consulting and Top projects value represents more than 97% of total Contract value.

The total amount of Consulting Services can be summarized as follow by involved department:

Breakdown by Department	Value (K€)
Network	873
Sales	358
Marketing	350
Total	1.581

10

Scope

Agreement contents – Some Figures (3/3)

“Top projects” represents approximately more than 98% of all "Outsourcing and Other Services" projects:

Outsourcing & Other Services	Value (K€)
iBox	735
DBR	325
IRMA	258
TGDS	378
INMS	183
Revenue Assurance (RAP)	984
Security - PCS	900
TDWH & Technical ass.	880
SCTR Brasil	606
Customer Profiling	604
Mob advertising Platform	200
CDR Archiving	192
SISO	186
IT networking	160
Others (*)	111
Total	6.702

…and approximately 58 % of total Plug & Play ones

Plug & Play	Value (K€)
Evolution Easy config IDM	202
Others (*)	147
Total	349

(*) Projects whose value is minor than 150K€ . Weighted value for non Top Project is lower than 3%

11

Approach

Evaluation Approach

This Agreement contains different services and activities, all of which leverage on TI experience, technical capability and marketing expertise. Based on a very first high level analysis, these different consulting, outsourcing and plug & play services rely in different ways on Telecom Italia's specific expertise and TI current assets.

Since the value of Telecom Italia’s expertise and assets is objectively unassessable, this evaluation will verify if agreed prices are competitive and coherent to similar services/assets existing on the market. Telecom Italia technical expertise has to be considered as a “premium” embedded in the consultancy activity and provisioning  service process.

12

Index

— Index —

• Introduction
• Document Objectives and Basic Assumption
• Scope and Approach
• Evaluation and market price comparison
• “Consulting”
• “Outsourcing and Other Services”
• “Plug & Play”
• Conclusion
• Attachments

13

Evaluation – “ Consulting” (1/3)

Consulting Services – Overview

Planned consulting services will involve skilled professional profiles correspondent to following Business Consulting profiles:

- Senior Manager (SM)
- Manager (M)
- Senior Consultant (SC)

Proposed effort in man days by professional profile can be summarized as follow:

		MAN DAYS by Professional
€/ man day	Value (K€)	Tot.	S.M.	M.	S.C.
Network	873	1046	105	418	523
Sales	358	425	90	169	166
Marketing	350	429	89	152	188
Total	1.581	1.900	284	739	877

Proposed TI net daily rates are the following:

	T.I. rate by Professional
	S.M.	M.	S.C.
€/ man day	1.085	665	490

14

Evaluation – “ Consulting” (2/3)

Business Consulting – Italy Market Price List (*)

Are proposed TI daily rates for “Business Consulting –like” services i n line with standard market prices?

TI daily rates have been compared both with Business Consulting Price List at TI and with an average market range.

In both cases these daily rates can be considered in line with standard market prices.

(*) Analysis done on the Italian Business Consulting Market because resources involved on this cooperation agreement are from Italy.
(**) These values refer to major Business Consulting Firms Price List in Telecom Italia for Italian resources. These values do not consider expenses and commercial discount.
(***) This average range refers to an internal analysis on Italian Business Consulting firms based on benchmark cross-industry daily rates and pyramids. Rates do not consider expenses and commercial discount.

15

Evaluation – “Consulting” (3/3)

Business Consulting – Italy Market Price List (*)

Are proposed TI expenses for “Business Consulting - like” services in line with standard market prices?

TI proposed daily rates and Price List values have been increased with proposed or agreed expenses.

Daily rates and related expenses can be considered in line with standard market prices.

(*) Analysis done on the Italian Business Consulting Market because resources involved on this cooperation agreement are from Italy.
(**) These values refer to major Business Consulting Firms Price List in Telecom Italia for Italian resources. Daily rates have been increased with agreed expenses. These information do not consider commercial discount.

16

Evaluation – “Outsourcing and Other Services” (1/7)

Outsourcing and Other Services Summary (1/2)

Projects that have been classified as “Outsourcing and Other Services ” refer basically to two major kind of services provided by TI to TIM Part.: - Outsourcing of platform physically located in Italy with related operation support and maintenance (Network) - Ordinary and Evolution Maintenance for solutions already plugged in TIM Part.

Even if new maintenance services have been agreed upon in 2008 for most of 2007 Plug & Play projects (DBR, IRMA, TGDS, INMS) Network Outsourcing and Other Services total value decreases in 2008 if compared to 2007 due to the fact that the system integration, set-up and customization of the IBOX “plug & play” component valorized in 2007 is no more applicable in 2008.

IT Outsourcing and Other Services total value are coherent with that of 2007: small differences are basically due to the fact that some “evolution ” maintenance service values have been decreased and that some maintenance services will be performed directly by TIM Part. without TI support.

17

Evaluation – “ Outsourcing an d Other Services” (2/7)

Outsourcing and Other Services Summary (2/2)

Projects that have been classified as “Outsourcing and Other Services ” are the following:

- Outsourcing of IBOX network platform with related operation support and maintenance (IBOX)
- Ordinary and Evolution Maintenance for network solutions plugged in TIM Part. in 2007 (DBR, IRMA, TGDS and INMS)
- Ordinary and Evolution Maintenance for IT solutions already plugged in TIM Part..

18

Evaluation – “ Outsourcing an d Other Service (3/7)

Outsourcing and Other Services: IBOX

Below major basic assumptions for a cost estimation of an alternative solution are Summarized:

Supported Capabilities:

• Provide a repository for storage of information from different sources:
   - Email
   - Voice
   - Fax
   - SMS
• Provide retrieve functionalities for accessing stored information using multiple devices, despite of how the information was included:
   - Web / WAP
   - Voice Interface
   - Fax
   - SMS
• Notification of available content via SMS (automatically managed by platform) .
• Capability of accessing stored information (emails and/or attachments) and sending data via Fax.
• Listen to emails using Text to Speech functionality.
• Record and send MP3 files attached.

Operation & Maintenance Outsourcing components:

• Helpdesk H24 (emergency) (Condition out of scope for TI are defined)
• Scheduled Maintenance
• Helpdesk profile with SLA: cases percentage and related resolution time.

Cost estimation/alternative solutions (*)

	Platform A-OSS	Platform B- OSS	Platform C – Non OSS	TI (4)
Hosting & Licenses	96	96	140	105
Yearly Licenses (2)	0	0	0	105
Hosting per year (1)	96	96	140	0
O&M SLA (3)	998	1020	700	630
Total	1.094	1.116	840	735

(1) Hosting component has been estimated based on a five year contract .
(2) Licenses on 3M active mailboxes.
(3) TI value includes Support Level 1,2 and 3, like alternative solution.
(4) It has been assumed to have the platform in place

(*)Reference list values. Licenses Policies are sensibly different among vendors and depend on many factors (technological domains, number of users, final customers, technical architecture, applied discount, volume of the offer). Based on Industry trend and on client negotiations major project component values could change considerably.

IBOX annual recurrent fee is composed by a recurrent fee (usage license) and an Hosting quota + Operation and Maintenance (O&M). The benchmark proxies are based on equivalent components, considering a commercial platform and two Open Source platform (OSS). The comparison shows that the sum of license fee and O&M quota for IBOX can be considered in accordance to identified market reference values.

19

Evaluation – “(Outsourcing and Other Services)” (4/7)

Outsourcing and Other Services: Network solution

  DBR 36% ratio Evolution/P&P (**) is related to the technical network improvement and to new interfaces to have a better overall network planning, it is a new development and a major upgrade.
  IRMA 40% ratio Evolution/P&P (**) is related to the technical network improvement which drives the technical needs for UMTS network planning, it is a new development and a major upgrade.
  TGDS 55% has no Evolution activity the radio, O&M/P&P (**) is compatible with the presence of a 24H x 7d SLA with veical resources to be fully allocated on the activity (around 260 €per day for 4 resources)
  INMS 11% ratio Evolution/P&P (**) is related to the need to manage new network elements; the percentage is inline with the typical activities for this minor upgrade.

20

Evalution – “Outsourcing and Other Services” (5/7)

Outsourcing and Other Services: IT Maintenance Services

Information Technology projects refer mainly to Ordinary, Evolution and additional Help-Desk services provided by project can be summarized as follow:

	Application Manag. And Oper.			Evolution Maintenance			Development HW hosting	Additional Help Desk & SLA	Services agreed In 2007
Project	Ordinary Maintenance	Bug fixing	Remote Support	Functional Design	Development/ Customization	Test & Deployment
Rev. Assurance & technical assistance
Security - PCS
TDWH & technical assistance
Customer Profiling
Interc. Billing & technical assistance
CDR Archiving
Mobile Advertising Platform
SISO
Infobus (*)

These set of major services agreed upon for planned IT Maintenance projects are in accordance with similar service packages on the market

(*) maintenance services performed directly by TIM Part. Without TI support

21

Evaluation – “ Outsourcing an d Other Services” (6/7)

Outsourcing and Other Services: Network rates

Proposed services have been valorized using the following blended daily rates for internal personnel:

€/ man day	Value
T.I. Internal (*)	320

Are proposed daily rates in line with standard market prices?

Average range –Analysis on Italian rates (**)
€/ man day	Min	Max
Average rates	300	450

TI daily rates have been compared with an average range for similar services assessed on the market.
Daily rates can be considered in line with standard market prices.

(*) Average daily rates derived from figures provided by Network. There are not details on applied pyramids and involved seniority level.
(**) These values refer to cross-industry benchmark data on Italian firms. These daily rates are to be considered average values because elements such as industry trends, applied technology, usage of Off-shore site, agreed terms and conditions may impact on final applied rates.

22

Evaluation – “ Outsourcing an d Other Services” (7/7)

Outsourcing and Other Services: IT rates

Proposed services have been valorized using the following blended daily rates for internal personnel:

€/ man day	Value
T.I. Internal (*)	440

Are proposed daily rates in line with standard market prices?

Average range –Analysis on Italian rates (**)
€/ man day	Min	Max
Average rates	428	570

TI daily rates have been compared with an average range for similar services assessed on the market.
Daily rates can be considered in line with standard market prices.

(*) Average gross daily rates derived from figures provided by IT for medium/high seniority at level. There are not details on overall applied pyramids.
(**) These values refer to cross-industry benchmark data on Italian firms. These daily rates are to be considered average values because elements such as industry trends, applied technology, usage of Off-shore site, agreed terms and conditions may impact on final applied rates. Respect to 2007 it has been generically applied a reduction of approximately 5%.

23

Evaluation – “Plug & Play” (1/2)

Plug& Play Projects

Projects that have been classified as “Plug & Play” refer basically to Network initiatives that provide available, by granting a licenses, current operational solutions of Telecom Italia to TIM Part..

Plug& Play

Value (K€)
Evolution Easy config IDM	202
Others (*)	147
Total	349

These platforms are solutions with a high level of TI customization. Based on available information of major functional ities, an analysis has been performed in order to define a packaged/custom solution covering the same capabilities and to estimate a similar system integration project to “install” these alternative solutions. In case of not existing packages, when possible, an “ad hoc” development quotation has been proposed. The following pages will thus summarize possible scenarios aimed at rolling-out “similar” solutions in terms of covered functional ities. The resulting quotations, coherently with TI, will consider software and system integration components and will not consider hardware costs. Such quotations are based on a top level understanding of requested capabilities, thus are to be considered as a possible reference value.

It has to be pointed out that “Plug & Play” projects allow savings if compared to projects aimed at rolling-out newPSDUI solutions from scratch. No benchmark data exists on this, but based on our experience we can indicatively assume that these saving percentages can be valued at 10%-20%. These percentages are to be considered as an estimate because “plug & play” saving strictly depends on business and technological requirements.

(*) Projects whose value is minor than 150K€.

24

Evaluation – “ Plug & Play” (2/2)

Technology: Focus on IDM

Below the major characteristics of the identified alternative solution for IDM are summarized:

Software components for ISV solutions:

  Base Framework
  Configuration Manager (Internet plus extended settings, OMA DM, Automation)
  Diagnostics Manager (2-way config, vitals, lock and wipe)
  Software Manager (FOTA & Software Mgt, Automation, Authorization, Alerts)
  Customer Experience Monitor (SQM - Passive and Active monitoring)
  Enterprise Self Care & Management (Portal Access) Module
  Enterprise Self Care & Management (Portal Access) Only
  Clients for: One-way configuration, OMA / DM FOTA, Smartphone Agent

System Integration components for Custom:

  Device Repository
  Configuration Workflows
  Easy Config updates
  Technical configuration map
  F-OTA systems interfaces
  No new clients for devices

Cost estimation/alternative solutions (*)

	ISV A - FullDeploy (1) (4)	ISV A - 10% Deploy (1) (4)	Platform B - Custom (2)	TI
Project - One Time Cost	1.457	1.457	275	202
SW Platform Licenses	993	993	0	0
SI effort	332	332	250	202
1 Y Maintenance	132	132	25	0
Annual Recurring	5.443	624	0	0
Device Client Fees	5.443	624	0	0
First Year Total	6.900	2.081	275	202
First Year Total - 20% saving	5.520	1.665	220

(1) ISV A “FullDeploy ” is based on 3M users, “10% Deploy ” on 300K users.
(2) “Custom ” includes only basic requirements (DB “Unico ”, workflows and interfaces to actual Easy Config) . The cost doesn ’t depend on customer base.
(3) The 1 Y Maintenance has been included as typical element of bug fixing support for first year
(4) ISV are provided as indication for a rich requirement project and future evolution

Value
IDM	320

IDM “Plug & Play ” project value can be considered in accordance to the value estimated for identified alternative custom solution considering basic requirements. It has to be pointed out that detailed requirements (e.g. number of licenses) are highly impacting the resulting economic value

(*) Reference market price list values. Licenses Policies are sensibly different among vendors and depend on many factors (technological domains,number of users, final customers, technical architecture, applieddiscount volume of the offer). Based on industry trend and on client negotiations licenses and System Integration values could changeconsiderably.

25

Index

     — Index —

• Introduction
• Document Objectives and Basic Assumption
• Scope and Approach
• Evaluation and market price comparison
• “Consulting”
• “Outsourcing and Other Services”
• “Plug & Play”
• Conclusion
• Attachments

26

Conclusion

Summary

Services and activities that form the scope of this “Cooperation and Support Agreement ” analysis were based on the information provided: roadmap of major activities and some additional information from involved departments (e.g supported capabilities and major application functional ities, daily rates). These services/activities formally planned have been analyzed according to different approaches:

27

Index

     — Index —

• Introduction
• Document Objectives and Basic Assumption
• Scope and Approach
• Evaluation and market price comparison
• “Consulting”
• “Outsourcing and Other Services”
• “Plug & Play”
• Conclusion
• Attachments

28

Attachments - project/activities details

Agreement contents – Plug & Play and Outsourcing Projects major features

Major characteristics of ”Plug & Play” or “Outsourcing and Other Services” projects and activities can be summarized as follow:

Plug & Play

Major features are:

  Asset/solution license from TI to TIM Part.
  Solution porting & customizing based on TIM Part. local requirements through a roll-out project
  Platforms owned by TIM Part. and located in TIM Part.
  Major operating cost directly incurred by TIM Part. such as:
    Operation System Administration & Data Center Operations
    Database administration
    Application performance management
    System administration
    Application Incident Management
    Ordinary & Evolution maintenance costs (after solution roll-out)

Outsourcing and Other Services

Major features are:

  No Asset/solution license from TI to TIM Part.
  Solution customizing based on TIM Part. local requirements (if applicable)
  Platforms owned by Telecom Italia and located both in Italy and Brasil (according to specificity)
  Major operating cost incurred by TI and recharged to TIM Part. through fees
  Service Level agreement set-up and management

Ordinary and Evolution Maintenance Costs can be agreed as services in scope of the Outsourcing agreement or can be managed as “specific services” for plug& play solution. In this case the hardware hosting just refers to the development environment HW.

29

Attachments - projects list

Agreement contents – 2008 project list

Here a short description of major “Plug & Play” or “Outsourcing and Other Services” projects:

Description

iBox	Platform aimed to manage voice messages and e-mail

DBR	Tools and procedure for monitoring and inventorying network asset and configuration

IRMA	Centralized DB to manage radio network configuration and alignment between planning and network parameters

TGDS	Multi services platform for new VAS services launch

INMS	Fault Management integrated with networking inventory

Revenue Assurance (RAP)	Revenue Assurance Package

Security - PCS	Access Management system that can efficiently support a Company cross functional process.

TDWH	First level data warehouse aimed to manage rated traffic produced by billing system.

SCTR Brasil	Interconnection billing platform

Customer Profiling	Customer profiling

Mob advertising Platform	Application aimed to support VAS (e.g.Mobile Campaign Service, Opt-in and TimSpotI

CDR Archiving	It collects from the mediation systems and the clearing house the traffic data to store, fulfilling brazilian rules.

SISO	Solution aimed to manage data for sim-card and handsets sales

IT networking	ITnet backbone evolution

30

Cooperation and Support Agreement - CSA
Benefits of the Projects

Executive Board - IT
Outsourcing

Project: CDR Archiving
Value: € 465K

  Improvement of the interface of the magistracy system, expediting the search for data and decreasing the memory used;
  CDR – adapted to expedite the traffic of other systems ( SMS, MMS ).

Project: SIR-RAP
Value: € 900K

  Implementation of the activities foreseen for RAP:
    system review,
    improvement of the metrics of minuting, calls and ticketing.
  System balancing;
  Definition of new KPs;
  Compliance with the development demands specific for the area of Revenue Assurance.

1

Executive Board - IT
Outsourcing

Project: SCTR
Value: € 570K

  Development of demands related to VAS ( MMS, SMS Interworking, TIM PABX IP, PLANUM), so as to support the growth of the base.

Project: CP LATAM
Value: € 518K

  Allows the Marketing area to create Segmented Direct Marketing Actions;
  Allows the Marketing area to create Segmented Offers / Products.

2

Executive Board - IT
Outsourcing

Project: VAS
Value: € 300K

  Development of the advertising portal, enabling the release of new VAS products.

Project: PCS
Value: € 900K

  Installation of the infrastructure for management of accesses to Web applications;
  Adaptation of Web applications to SOX (Sarbanes Oxley Act) parameter.

3

Executive Board - IT
Outsourcing

Project: InfoBUS - 3rd. Level Support
Value: € 380K

  Adjustment of the architecture to business policies;
  To ensure the quality of change requests.

Project: IT Network Infrastructure Support
Value: €160K

  A more technologically -enhanced network structure;
  To ensure the efficiency and quality of the network structure.

4

Executive Board - IT
Outsourcing

Project: DW Traffic
Value: € 759 K

  Allows the Marketing, VAS, Revenue Assurance and Long Distance areas to obtain information traffic for all GSM customers in Brazil

Plug & Play

Project: SISO PLUG&PLAY
Value: € 458K

  Allows the Sales area to make the necessary analysis for all Sell-in and Sell-out processes.

5

Executive Board - Sales
Consultancy

Project: SME Target Enhancement -Agent Loyalty
Value: € 24K

  Review of the current commissioning model aiming at greater profitability of the offers and fostering greater TBP performance;
  Review of the TBP classification program seeking to boost and recognize separately the TBPs with better quality and performance;
  Development of the corporate sales portal;
  TEAM of Value Program already implemented and recognizing the best corporate partners. Territories are already adhering to the program and driving even more the TBPs. Program indicators are under appraisal and review.

Project: SME Target Enhancement - Post Sale
Value: € 24K

  Improvement of the relationship and service to customers and partners in each strategic segment: Macro; LA; TOP;PME; according to their own needs and characteristics.

6

Executive Board - Sales
Consultoria

Project: Retail Channel Management -Dealer Segmentation and Incentive Policy
Value: € 104K

Benefits expected and not appraised yet:

  New segmentation of the sales network in line with the business objectives;
  Definition of the commissioning strategy through a system based on target public and Share;
  To implement an incentive policy for each level;
  Increase of productivity and performance, ensuring Profitability of the partner and promoting sustainability of the sales network
  Possibility to segment the portfolio of handsets, according to PDV level.

Project: Top Client - Channel Process Definition
Value: € 34K

Benefits expected under evaluation:

  Increase of revenue (upselling and cross selling);
  Market positioning as full supplier of convergent telecommunications solutions (fixed and mobile);
  Greater relationship and greater availability for high-value customers.

7

Cooperation and Support greement – CSA
Benefits of the Projects

Executive Board-Sales

Consultancy

Project: Top Client - ICT / Offer
Value: € 40K

  Review of LA segmentation, so as to develop and position products and solutions destined to the Brazilian market;
  Generation of new business opportunities which are under review, such as: Magnetti Marelli and Pirelli;
  Appraisal of the feasibility of implementing the mobile banking and ATMobile services.

Project: Handset Lineup Range - Process Improvement trategy
Value: € 34K

•	Terminal Sales Plan 2008, developed in line with the benefits listed below;
- Alignment of the Strategic Terminal Lines.
- Support to the Terminal Sales Policy and Management.
- Sim Lock management.
- Improvement in the average cost of terminals, without affecting the mix and quality of terminal sales. - Terminal Communication Policy.
•	Improvement in the orientation given to suppliers;
•	Improvement in the management and definition of portfolio;
•	Terminal communication policy already defined.

8

Project: Trade Marketing - Channel Image Improvement & Local Crash Program
Value: €79K

  Structuring the Trade Marketing area in Brazil;
  Understanding the best ways to make the communication to sales force and partners.

Project: Trade Marketing - Convention & Education
Value: € 69K

  Reassessment of the grids of basic training, by the sales channels, with a view to offering the best qualification possible using the most effective methods;
  Presentation, at two national conventions, for Tim Partners and Collaborators, of the company’ s guidelines, product and service releases and how TIM is innovating in the convergent world.

9

Executive Board – Marketing Consultancy

Project: Convergent Approach to Market
Value: € 59K

  Definition of company's strategy with regard to the convergence products/offers and market positioning.

Project: Segmentation e CRM Processes
Value: € 63K

  Sharing know-how for the development of the cross and up-selling tool, comprising all sales channels, aiming at revenue increase for customers of the TIM base. This tool enables more segmented campaigns and with greater possibility of financial return.

10

Project: Low Value Segment (pre paid)
Value: €3K

  With the know-how obtained with international benchmarks and consulting, it was possible to define the strategic guidelines of commercial approach to the segment of lower availability of income.

Project: Pug & Play Approach on VAS
Value: € 98K

  Development of products/offers in VAS and technical/commercial solutions, seeking to increase ARPU, commercial positioning and implementation of innovative offers.

11

Project: Mobile and Fixed Number Portability
Value: €100K

  Improvement of commercial and technical strategy for implementation of TIM Brasil Number Portability. As a consequence, several technology solutions, retention actions, shielding and attack have been presented and prospected, with part of these incorporated to the project by TIM Brasil.

12

Executive Board – Regulatory Issues Consultancy

Project: Unbundling of the Local Loop
Value: € 29.7K

  Allowed for the preparation of a suitable strategy to support the development of ULL projects, on the basis of Telecom Italia's experience, so as to assess and propose regulatory changes in the Brazilian market, in line with the consolidated European models.

13

Executive Board – Networking Consultancy

Project: UMTS Evolution - Consultancy Services
Value: € 32K

  Training of the Network quality and project teams on 3G standards (3GPP R99 and R4) and the form of implementation of these standards for suppliers Nokia, Ericsson and Huawei, qualifying them for the resolution of any eventual network failures.

Project: 3G Network Quality Support - Consultancy Services
 Value: €41K

  On-the-job training of TIM Brasil specialists for the definition of the main performance counters and indicators of a Huawei and Nokia UMTS Network, which will enable better monitoring and assessment of the network quality and performance.

14

Executive Board – Network Consultancy

Project: 2G/3G Radio Planning - Consultancy Services
Value: € 27.5K

  On-the-job training on UMTS technology of TIM Brasil cellular project teams for vendors Huawei and Nokia, enabling the elaboration of preliminary projects of 3G coverage for the cities of Curitiba, Belo Horizonte and Recife. This project has also enabled the transfer of 3G network planning know-how between specialists of Telecom Italia and TIM Brasil.

Project: Guitar 3 G – On-the-Job Training
Value: €86.4K

  On-the-job training of TIM Brasil cellular project teams on the use of “ Guitar 3G” Prediction Tool, enabling preparation of the coverage projects for 3G network.

15

Project: NodeB - Consultancy Services
Value: € 65.5K

  Knowledge of UTRAN technology through field tests of Huawei vendor equipment, enabling the correction of any eventual equipment/software failures prior to commercial implementation of the services.

Project: Guitar 2G – Software License
Value: € 53.8K

  Predictions of GSM network coverage allowing for the elaboration of projects and optimizations of the cellular network, enabling the maximization of the time for preparation of these projects and the required investment resources (better coverage with smaller number of sites)

16

Project: Guitar 3G - Software License
Value: €48.8K

  Coverage Prediction Software for elaboration and optimization of the 3G network coverage projects, enabling maximization of the time for preparation of these projects and the required investment resources (greater coverage with smaller number of  sites).

Project: 3G Network Fine Tuning - Consultancy Services
Value: €49K

  On-the-job training of TIM Brasil specialists for the definition of the main performance indicators and parameters of Ericsson UMTS Network, which will allow for a better monitoring and assessment of the network quality and performance.

17

Project: E2E GPRS/EDGE QoS - Consultancy Services
Value: € 53K

  Optimization of the EDGE and GPRS Network with fine tuning of parameters, which enabled an improvement in performance noticed by the Data users.

Project: Wi-MAX – Consultancy Services
Value: €71.7K

  Knowledge of the state-of-the-art status of WiMax technology for different vendors and proof of equipment performance through field tests performed for vendor Alcatel-Lucent.

18

Executive Board – Network Plug & Play

Project: DBR Architecture Evolutive Maintenance Services
Value: €82.5K

  Allows control of all the Network assets.

Project: DBR Customization Services
Value: € 220K

  Allows control of all the Network assets.

Project: iNMS Software License
Value: € 877k

  Allows the creation of one sole view of failures of all the implemented Network technologies concentrated on a single platfor

19

Project: INMS Porting Services on T EMIP
Value: € 335K

  Allows the creation of one sole view of failures of all the implemented Network technologies concentrated on a single platform.

Project: iNMS Customization Services
Value: € 398K

  Allows the creation of one sole view of failures of all the implemented Network technologies concentrated on a single platform.

Project: Sword Set-up Services
Value: €45K

  Allows monitoring the energy and air-conditioning infrastructure of remote sites.

20

Project: IRMA Software License
Value: € 353.5K

  Allows for the management of the logical parameters of the BSCs and Base Radio Stations, such as: list of neighbors, site power, Handover thresholds, etc., making it possible to compare the projected and implemented data with network optimization.

Project: IRMA Customization Services
Value: € 285K

  Customization of IRMA tool for new releases of BSS software (Base Transmission Station and Base Station Controller) of vendors Nokia, Siemens, and Ericsson and evolution of this tool for UMTS networks, allowing the reading and charging of new logical parameters for implementation of new functionalities of the system.

Project: Guitar 3G - Software License and Customization Services
Value: € 60K

  Customization of the relief and cluster databases for the new version of Guitar 3G and temporary license for utilization of this Coverage Prediction software.

21

Project: IVR Prer outing Software License and Customization Services
Value: € 398K

  Economy of means of transmission , as the majority of the calls are answered by IVR s (answering machines) prior to being forwarded to human answering, and greater flexibility in the answering of calls, as it allows the routing of calls to specific Call Centers or to answering islands per customer profile.

Project: D BR Software License
Value: € 597K

  Allows control of all the Network assets.

22

Executive Board – Network Outsourcing

Project: iBOX Remote Platform Service
Value: € 1,961K

  Enables corporate customers to access the unified message box service (voice mail, e-mail, fax and MMS), with multiple access channels (voice, sms, wap and Internet).

Project: Network Area - Consultancy Services for Network Planning and Network Planning Tools Development
Value: € 200K

  On-the-job training of TIM Brasil specialists on the Medusa tool, enabling quick simulation of different dimensioning scenarios.

23

Project: IBOX Service Level Agreement related to iBOX Remote Platform Service
Value: € 630K

  Allows maintaining software updates and operational continuity for improvement of platform performance.

Project: Gianus/D LL - Maintenance Services
Value: €5K

  Dimensioning of GSM BTS capacity considering voice and data traffic carried.

Project: Turbo Call Set Up Services
Value: €168K

  Development of an application which allows the release of simultaneous unidirectional image and voice services over 2G Network with DTM – Dual Transmission Mode feature.

24

Project: Push to Talk Over Cellular (POC) Set-up Services
Value: €21K

  Development of an application which allows the release of services based on PoC technology - Push to Talk over Cellular.

Project: NeTEP - Consultancy Services
Value: € 200K

  Three-yearly planning of dimensioning and evolution of the Network for the following proposed scenarios: 3G Deployment, Fixed Mobile Convergence, Fixed Wireless Broadband Deployment and All IP.

25

Executive Board – Network Plug & Play

Project: TGDS Customization Services
Value: €150K

  Improvement in the Easy Config service

Project: TGDS - Easy Config, Traffic Steering, EIR, Lo Sai/Chiama Ora - Software License
Value: €314.6K

  Easy Config: Allows automatically configuring the cellular, for a correct parameterization of the MMS and WAP services;
  IMEI Manager: Allows the generation of reports indicating the types of telephone customers are using at TIM network;
  Traffic Steering: Platform which allows for routing to a certain operator of Tim customers in roaming;
  EIR: Platform which allows the blocking of disabled cell phone

26

Project: TGDS - Technical Support Services
Value: €121K

  Allows maintaining software updates and operational continuity for improvement of platform performance.
Project: Report SANS (TGDS) Software License and Customization Services
Value: €105K
  To make available operational reports referring to performance of the platform and aggregated services.
27

Cooperation and Support Agreement Telecom Italia – Brazilian Companies: Roadmap of Marketing, Sales, International Applications, and Global Network Projects in 2008

January 2008
final version

Telecom Italia – Confidential	0

Breakdown of Cooperation and Support Agreement 2008

AREA	VALUE

MARKETING	350.035

SALES	358.015

IT	4.712.000

NETWORK	3.211.921

TOTAL COOPERATION & SUPPORT 2008	8.631.971

Telecom Italia – Confidential	1

Marketing - Projects 2008 Brasil (1/2)

Project		• Benefit	Timing	Price
				(euro)

Offer Development and 3G Introduction	Support TIM Brasil in the development of the offer (consumer, corporate and VAS), with a particular focus on the introduction of 3G:	• New revenue stream (neighbouring markets)	January- December 2008	150.045
		•New positioning on market segments
	(i) evolution of voice/data offer from the point of view of 3G;
		•Effectiveness and Time to market
	(ii) development of the Home Zone offer (TIM Casa);

	(iii) market-segment-oriented offer portfolio;	•Increase CB

	(iv) approach to neighbouring markets (fixed, data, ISP, Internet, etc.);	•Increase ARPU

	(v) evolution of roaming services

Customer Relationship Management Process (Consumer, Business and VAS	Support TIM Brasil in in the development of CRM Processes in the consumer, business and VAS segments through both loyalty and retention activities and up-selling and cross- selling campaigns:	•improvement of the current Customer Relationship Management processes	January- December 2008	49.945

	(i) loyalty activities: Happy Customer project; Advantage Club for high-value customers (TIM Exclusive)	•churn reduction on the high value segments

	(ii) development of up-selling and cross-selling campaigns	•new cross/up selling policies (ARPU increase).

		•Expand customer life cycle

Number Portability	Support TIM Brasil in in the implementation of the systems, processes and offers necessary to meet the NP deadline:	• Elaboration of an adequate strategy and offer approach	January- December 2008	50.050

	(i) implementation phases of NP compliant systems and processes

	(ii) definition of a NP offer

Telecom Italia – Confidential	2

Marketing - Projects 2008 Brasil (2/2)

Project		Benefit	Timing	Price
				(euro)

Value Added Services	Support TIM Brasil in the development of consumer and corporate VAS services, with a particular focus on innovation:	•Increase ARPU	January- December 2008	50.330

	(i) handsets shared portfolio and customization)	•Improve Time to market

	(ii) SIM (management activity and introduction of new technologies)	•Strengthen TIM Brasil positioning as innovator

	(iii) service engineering and One DB architecture

	(iv) M-Advertising and Mobile Payment opportunities

	(v) community and self generated content

	(vi) third parties approach

Strategic and Innovative Marketing	Support TIM Brasil in in detecting new opportunities through strategic partnerships, differentiated marketing approaches addressed to specific geographic contexts and sharing knowledge and analysis tools used by TI:	•Increase revenue stream	January- December 2008	49.665

	(i) MVNO	•Improve market positioning

	(ii) Geomarketing	•Attack new market segments

	(iii) innovative products and services

	(iv) sharing of market studies and research, benchmarks

	(v) sharing of best practices and methodologies

	(vi) Trade Marketing

		TOTAL MARKETING		350.035

Telecom Italia – Confidential	3

Sales - Projects 2008 Brasil (1/2)

Project		Benefit	Timing	Price
				(euro)

Business Channel	Support TIM Brasil in the management of the business sales channel, in terms of definition of commercial policies and channel development:	• Reduce current agent turnover in order to approach the SME valuable customers with more motivated and efficient sales force.	January- December 2008	80.150

	(i) SME segmentation and commissioning methods	• Increase the effectiveness of the process (pre- sales, sales and post sales) to give a faster and more satisfactory response to valuable customers

	(ii) benchmark on TI’s Post Sales processes for the SME segment

	(iii) TBP agents lock-in tools	• Increase the TOP segment revenues through tailor-made offers based on industry segmentation

	(iv) industry approach model in the TOP segment

	(v) pre-sales, sales and post-sales processes in the TOP segment

Consumer Commissioning and Segmentation	Support TIM Brasil in the management and update of the segmentation and commissioning systems within the consumer sales channels:	• Increase channel productivity	January- December 2008	69.930
		• Boost dealer performances in terms of overall sales, top of the range handsets and VAS sales and specifically enhance results on high end customer acquisition

	(i) new segmentation aimed at mapping the Points of Sales in line with the company sobjectives

	(ii) definition of the commissioning strategy through a rewarding system primarily based on targets and revenue share aspects

Sales Development	Support TIM Brasil in the management of the 2008 events, in discontinuity versus 2007, and in the development of the sales channel for the commercialization of new products and services:	• Accelerate TIM Brasil slearning curve on new market challenges hence improving time-to-market and effectiveness of new initiatives	January- December 2008	54.705

	(i) 3G introduction

	(ii) Number Portability

	(iii) new products (TIM Casa, TIM Flex, Convergence, new VAS)

Telecom Italia – Confidential	4

Sales - Project 2007 Brasil (2/2)

Project		Benefit	Timing	Price
				(euro)

Trade Marketing	Support TIM Brasil in the ongoing enhancement of the Points of Sales through Trade Marketing activities:	• Improve channel image with highly visible and consistent in the shop communication	January- December 2008	69.790

	(i) evolution and enhancement of the channel image (below the line)	• To increase points of sales effectiveness

	(ii) increase efficacy of in- store animation

	(iii) development of a PoS community to incentive and train PoS attendants (x-town)

Handsets	Support TIM Brasil in the ongoing development of the handset boost:	• Mobile handset line up anagement to boost line acquisition and increase customer value	January- December 2008	83.440

	(i) handset performance and management

	(ii) handset operations and processes related to the offer development (segmented customization, all inclusive, etc.)

	(iii) coordinated launch of similar portfolio

	(iv) partnership to develop TIM-Branded handsets

		TOTAL SALES		358.015

Telecom Italia – Confidential	5

International Applications – Projects 2008 Brasil 1/3

Project		Benefit	Timing	Price (euro)

• Interconnection Billing	•”SCTR" is the TI software dedicated to interconnection billing. It perfforms sizing, pricing, discounting and accounting of the traffic exchanged between interconnected telecommunication companies, both for fixed and mobile networks. It has been in house developed and conceived to offer flexible solutions by using a technological platform aligned to the current market standards, in order to meet the growing interconnection needs.	Corporate centralized solution to manage the Interconnection Billing business.	Jan. - Dec. 2008	570.000

	• New and/or improved functions shall be developed and implemented by TI (evolution);	Support the traffic size growth and the assurance of Interconnection revenue.

	• TI will provide a Remote Support Group which will provide second level assistance to TIM Brasil and will be activated in case of s/w bugs, system crash, critical system performance problems, need of urgent changes in processing flow.	Align SCTR Platform to improve the performances and to manage the basic configuration in a user-friendly environment.

• TDWH	• TDWH is the first level datawarehouse aimed to the management of any kind of rated traffic produced by the billing systems (OPSC, BSCS and SCTR). The system classifies all the TIM Brasil customers calls and orginizes them in Analitical data model. The system is the main feeding source of several upper layer Business Intelligence Systems belonging to Tim Brasil (Customer Profiling, DW UnICO, EIS, etc).	Allows the Marketing, VAS, Revenue Assurance and Long Distance Groups within the Company to obtain traffic information for all GSM clients in Brazil.	Jan. - Dec. 2008	759.000

	• TI shall provide 4 new releases in the course of 2008, incorporating a number of new functionalities (evolution);

	• In addition, maintenance and application management as well as remote support to operations shall also be provided.

Customer Profiling	• CP Latam is the TI software tool that dramatically improves the ability to understand customer trends, thereby improving marketing strategies. CP Latam gathers information on every contact a customer may have with its telecommunication operator, including phone calls, contact, letters, etc., creating a common view. By processing personal and traffic data, CP Latam elaborates behavioral and economic indicators to conduct decisional analysis.	Allows the Marketing area to create Segmented Direct Marketing Actions;	Jan. - Dec. 2008	604.000

	• TI shall provide 2 new releases for CP LATAM in the course of 2008, incorporating a number of new functionalities (evolution); In addition, maintenance and application	Allows the Marketing area to create Segmented Offers Products.

• SISO	• SISO is the system dedicated to the management of info related to the sales of handsets, SIM cards and related services.	Allows the Sales area to make the necessary analysis involving all the Sell-in and Sell-out processes.	Jan. - Dec. 2008	186.000

	• TI shall provide a new release for SISO in the course of 2008, incorporating a number of new functionalities (evolution); In addition, maintenance and application management as well as remote support to operations shall also be provided.

Telecom Italia – Confidential	6

International Applications - Projects 2008 Brasil 2/3

Project		Benefit	Timing	Price (euro)

• Revenue Assurance Package	•The RAP System is a Revenue Assurance enabling platform. It is designed with a “best of breed” approach in order to be efficient and robust and allow a “fast track” implementation of the monitoring requirements.	To answer Revenue Assurance and Billing areas demands through controls improvements in CDR process from	Jan. - Dec. 2008	900.000

	•It supports both the “classical RA Approach” (balancing and reject monitoring) and a More “transaction oriented” Revenue Assurence approach.	mediation platform thru mediation, prepaid, postpaid, interconnection and co-billing systems. Better information

	• TI shall provide 4 new releases of RAP in the course of 2008, incorporating a number of new functionalities (evolution) and will provide the enhancements of the platform to take into account the new version of the operating system, DB and reporting tool.	accuracy and performance improvement in the KPI analysis, due to the development of detailed and user- friendly reports, with comprehensive statistics data from different periods.

	• TI will provide a Remote Support Group which will provide second level assistance to TIM Brasil and will be activated in case of s/w bugs, system crash, critical system performance problems, need of urgent changes in processing flow.

• Traffic Data Collection CDR Archiving	• Cdr Archiving collects from the mediation systems and the clearing house ( TAP Traffic) the traffic data to store it, fulfilling the magistracy brazilian rules.	Allows better solution of legal solicitations related to CDRs extracts. TIM Brazil must answer public organizations demands and the IDEM is the system which allows to support this function. Additionally, through IMEI information to CDR Archiving, the SISO determines the IMEI Sell Out, supporting TIM Brazil relationship process with commercial partners (dealers).	Jan. - Dec. 2008	192.000

	• TI shall provide maintenance and application management as well as remote support to operations.	According to Brazilian Law, TIM Brazil must inform customer personal and traffic data to Public Authority, when demanded. Related laws: Brazilian Federal Constitution – art.5°, Law 9296/96, Resolution 316 - Anatel.

•Security - PCS Project	•Security is one of the most important issues to be faced by any IT department in a telecommunications Company.	Provide Automatisation and Control:	Jan. - Dec. 2008	900.000
	•Tim Brasil and Telecom Italia, in order to comply the Sarbanes Oxley Act, shall deploy an Identity and Access Management system that can efficiently support a Company cross functional process. In the year 2008, a number of functionalities shall be implemented and deployed in the PCS System. TIM Brasil is responsible for overall design and for the implementation of the necessary infrastructure whereas TI shall leverage software reusability in order to speed-up deployment.	Manage user identities and entitlements for SAP, BSCS, ASP and DSF, authentication, authorization and accounting of the user accessing the client/server applications SAP and BSCS;

	•Specifically, in its role as support group, TI shall package and support installation of the s/w kit, produce integration test plans, support integration tests and User Acceptance Tests, provide training and all necessary documentation.	Trace the management activities of the user credentials (user id and password) and entitlements (SAP);

		Trace the user accesses to the applications ‘PCS connected’.

Telecom Italia – Confidential	7

International Applications - Projects 2008 Brasil 3/3

Project		Benefit	Timing	Price (euro)

•Mobile Advertising Platform Evolution:	•The application which supports Mobile Campaingn service, opt-in (customer permission to receive advertising) and TimSpot service shall be improved and enhanced based on TIM Brasil requirements (evolutive maintenance)	Possibility to launch new VAS products with reduced time to market	Jan.-Dec. 2008	200.000

•It Network Consulting	TheTechnical consulting is focused on:	Technological update of network infrastructure; Guarantee the quality and efficiency of network architecture.	Jan.-Dec. 2008	160.000
	•ITnet Backbone evolution toward the MPLS technology
	•Upgrade of the Data Centre of Santo Andrè
	•Internet POP in Santo Andrd
	•Technology transfer about MPLS IT Networks
	•Interdata Center Links Upgrade
	•Network and traffic analysis

• TDWH Technical Assistance	• Creaction of a dedicated support team (Help Desk)to assist and support operations and monitoring of the system	Assistance and Support for this first layer BI Infrastructural System	Jan.-Dec. 2008	121.000

	• Overtime Support
	• Work around by remote to solve any problem caused by external systems
	• Remote assistance to problem determination in Test and Production Environment
	• Remote support to optimize the system and sub system configuration
	• Remote support to install new release / patch in Test and Production Environment;

• SCTR & RAP Technical Assistance	• Creaction of a dedicated support team (Help Desk) to assist and support operations and monitoring of the system	Assistance and Support for SCTR and RAP	Jan.-Dec. 2008	120.000

	• Overtime Support
	• Work around by remote to solve any problem caused by external systems
	• Remote assistance to problem determination in Test and Production Environment
	• Remote support to optimize the system and sub system configuration
	• Remote support to install new release / patch in Test and Production Environment;
		TOTAL INTERNACIONAL APPLICATIONS		4.712.00

Telecom Italia – Confidential	8

Global Network - Project 2008 Brasil

PROJECT		BENEFIT	TIMING	PRICE (euro)
	consulting			872.417
C1	IP Network Planning Support	Know-how transfer. IP optimization and dimensioning in collaboration with TI Laboratories and TI specialist. Network security evaluation and concepts	Jan. – Dec. 2008	55.079
C2	IP traffic management enhancement	Support to setup the network predisposition to be able to manage the IP Access provisioning.	Jan. – Dec. 2008	42.161
C3	CN CS 2G/3G evolution and optimization	To take advantages on Capex and Opex aspect upply a common TI group technology strategy evolution.	Jan. – Dec. 2008	42.347
C4	CN PS 3G evolution	New service implementation and to take advantages on Capex and Opex aspect upply a common TI group technology strategy evolution.	Jan. – Dec. 2008	56.826
C5	IN Services evolution	Support Tim Brasil to develop a network solution to allow IN Trigger multiplatform	Jan. – Dec. 2008	41.958
C6	Number portability	Support Tim Brasil to develop a network solution for Number portability service of Mobile, LD and STFC licence.	Jan. – Dec. 2008	42.014
C7	BBiP short term evolution Security Features Raccomandation	The goal of the project is to drive TIM Brasil Backbone IP to a full Carrier Class Multiservice backbone for both broadband residential and business services in order to Place from core network and service point of view, in the most advanced broadband operator tier	Jan. – Dec. 2008	61.670
C8	3G UTRAN SUPPORT (NSN, HUAWEI and ERICSSON)	Know-how transfer	Apr. – Dec. 2008	143.654
C9	Guitar Data Base Customization	To make TIM BRASIL radio data base compatible to GUITAR	Apr. – Dec. 2008	17.318
C10	WiMAX test support	Technical Support - Know-how transfer	Jan. – Jun. 2008	33.240
C11	NETEP	Sharing TI own technological scouting process and dimensioning tools for network evolution analysis	Jan. – Dec. 2008	336.150
	Plug & play			349.154
P1	Evolution of Easy Config to Integrated Device Management (IDM)	Reduce the handset configuration complexit Improve VAS usage	Jan. – Dec. 2008	201.718
P2	Development of network planning tools	Support to the network dimensioning: Improvement of budget process and definition. Updating of related tools according to network evolution (e.g. 3G, WiMax,…).	Jan. – Dec. 2008	147.436
	Outsourcing & Other services			1.990.350
01	Guitar 2G/3G – Rinnovo Licenze	Exploiting TI own radio planning tool.	Jan. – Dec. 2008	60.000
02	Gianus	To optimize radio channels dimensioninq process and increase efficiency.	Jan. – Dec. 2008	5.000
03	I-box2008 license fee.	Same of 2007	Jan. – Dec. 2008	105.000
04	TGDS - 2008 license fee (Easy Config - 6 mesi, EIR/IMEI manager, Traffic steerinq, Lo sai Chiama ora)	Same of 2007	Jan. – Dec. 2008	154.370
05	DBR 2008 evolution maintenance	To continue to use the actual sistem according to network evolution (new Network Element SW/HW release)	Jan. – Dec. 2008	325.152
06	IRMA 2008 evolution maintenance	To continue to use the actual sistem according to network evolution (new Network Element SW/HW release)	Jan. – Nov. 2008	257.856
07	I - NMS 2008 evolution maintenance (mandatory evolution)		Jan. – Dec. 2008	182.832
08	Operation and Maintenance Support for IBOX - Outsourcinq	Skilled Support for O&M Activity	Jan. – Dec. 2008	630.000
09	Operation and Maintenance Support for TGDS - Easy Config, Traffic Steerinq, EIR, Lo Sai/Chiama Ora	Skilled Support for O&M Activity	Jan. – Dec. 2008	224.000
010	Technica l Support to the development of network planning tools	Technical support (models & algorithms definition,…) - know how transfer - Training on the job	Jan. – Dec. 2008	46.140

		TOTAL GLOBAL NETWORK		3.211.921

Telecom Italia – Confidential	9

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 15, 2008	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.